ANNUAL INFORMATION FORM
of
SILVER STANDARD RESOURCES INC.

March 24, 2015

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ADDITIONAL INFORMATION	74

SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

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SILVER STANDARD RESOURCES INC.
ANNUAL INFORMATION FORM
INTRODUCTORY NOTES
DATE OF INFORMATION
In this Annual Information Form, Silver Standard Resources Inc., together with its subsidiaries, as the context requires, is referred to as “we,” “our,” “us,” the “Company” and “Silver Standard”. All information contained in this Annual Information Form is as at December 31, 2014, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is,” “are,” “current,” “currently,” “presently,” “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) including, without limitation, forward-looking statements concerning our expected production and cost guidance for 2015, the anticipated capital expenditures at the Pirquitas mine and the Marigold mine, and our planned exploration and development expenditures for our projects in Mexico, Peru, Argentina, Canada and the United States. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors”:

•	uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects;

•	our ability to replace Mineral Reserves;

•	commodity price fluctuations;

•	political or economic instability and unexpected regulatory changes;

•	currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar;

•	the possibility of future losses;

•	general economic conditions;

•
fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities;

•	potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine;

•	recoverability and tightened controls over the value added tax (“VAT”) collection process in Argentina;

•	counterparty and market risks related to the sale of our concentrate and metals;

•	uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably;

•	differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources;

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•	lack of suitable infrastructure or damage to existing infrastructure;

•	future development risks, including start-up delays and operational issues;

•	our ability to obtain adequate financing for further exploration and development programs;

•	uncertainty in acquiring additional commercially mineable mineral rights;

•	delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained;

•	our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine;

•	governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations;

•	reclamation and closure requirements for our mineral properties;

•	unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control;

•	assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency (“CRA”);

•	claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers;

•	compliance with anti-corruption laws and increased regulatory compliance costs;

•	complying with emerging climate change regulations and the impact of climate change;

•	recoverability of deferred consideration to be received in connection with recent divestitures;

•	uncertainties related to title to our mineral properties and the ability to obtain surface rights;

•	our insurance coverage;

•	civil disobedience in the countries where our mineral properties are located;

•	operational safety and security risks;

•	actions required to be taken by us under human rights law;

•	our ability to access, when required, mining equipment and services;

•	competition in the mining industry for mineral properties;

•	shortage or poor quality of equipment or supplies;

•	our ability to complete and successfully integrate an announced acquisition;

•	conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies;

•	information systems security threats;

•	certain terms of our convertible notes; and

•	other risks related to our common shares.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

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Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
CURRENCY AND EXCHANGE RATE INFORMATION
All currency references in this Annual Information Form are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars. References to “Argentine pesos” or “ARS” are to the lawful currency of Argentina.
On March 23, 2015, the noon spot rate of exchange reported by the Bank of Canada was C$1.00 per US$0.7990. As of the same date, one Argentine peso equalled US$0.11.
SCIENTIFIC AND TECHNICAL INFORMATION
Unless otherwise indicated, scientific and technical information in this Annual Information Form relating to our mineral properties other than the Marigold mine has been reviewed and approved by Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and an employee of Silver Standard. Scientific and technical information in this Annual Information Form relating to our Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member, Karthik Rathnam, MAusIMM (CP), Thomas Rice, SME Registered Member, and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and an employee of Silver Standard. See “Interests of Experts”.
A “Qualified Person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.
CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES
The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”) adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

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An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this Annual Information Form is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.

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In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserves estimates included in this Annual Information Form may not qualify as “reserves” under SEC standards.
In addition, this Annual Information Form uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this Annual Information Form is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this Annual Information Form that describes our Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
The term “Qualified Person” as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101.
NOTICE REGARDING NON-GAAP MEASURES
This Annual Information Form includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and incorporated in the Handbook of the Canadian Institute of Chartered Accountants (“IFRS”), including cash costs, all-in sustaining costs and total costs per payable ounce of silver or gold sold, realized price per ounce of silver or gold sold, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements. See “Non-GAAP Financial Measures” in our management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2014.
CORPORATE STRUCTURE
NAME, ADDRESS AND INCORPORATION
We were incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979. We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common shares on a 1-for-5 basis on August 9, 1984. All share data in this Annual Information Form refers to consolidated shares/data, unless otherwise indicated. We changed our name to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act (“BCBCA”),

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under which we are incorporated, and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.
Our head office and registered and records office is located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.
INTERCORPORATE RELATIONSHIPS
The following is a diagram of the intercorporate relationships among us and our material subsidiaries, each of which is wholly-owned by us.

Notes:
Ownership which is less than 100% is indicated by the percentage owned (rounded to the nearest 0.1%).

(1)	Intertrade Metals Corp. is the General Partner and Silver Standard is the Limited Partner.

(2)	Argentina branch is not a separate legal entity.

GENERAL DEVELOPMENT OF THE BUSINESS
We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine in Nevada, U.S.A. on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Our focus is on profitable silver production from the Pirquitas mine in Argentina, and gold production from the Marigold

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mine in Nevada, U.S.A. During 2014, the Pirquitas mine continued to operate to plan, and we completed the integration of the Marigold mine into our operations and advanced performance optimization initiatives.
RECENT DEVELOPMENTS
Outlook for 2015
On January 14, 2015, we announced our production and cost guidance for 2015, as follows:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	160,000 – 175,000
Silver Production	Moz	9.0 – 10.0	—
Zinc Production	Mlb	10.0 – 12.0	—
Cash cost per payable ounce sold	$/oz	$11.50 – $12.50	$725 – $800
Capital Expenditures	$M	$10	$20
Capitalized Stripping Costs	$M	—	$25
At the Pirquitas mine, silver production is expected to increase over 2014 as mining progresses through the higher grade portions of the San Miguel Phase 2 open pit, with stable cash costs per payable ounce sold. Capital expenditures of $10 million consist principally of mine and plant capital spares and initial work on the Stage 5 tailings dam.
Gold production from our Marigold mine is expected to be strongest in the first and fourth quarters of 2015 as a strong end to 2014 carries into the first quarter of 2015 and mining progresses into lower areas of the next phase of the Mackay pit later in the year. Capital expenditures of $20 million include approximately $7 million for cell 20 leach pad construction, $9 million for maintenance and capitalized spares for mining equipment and $2 million for capitalized exploration drilling.
Exploration expenditures are forecast to remain at a reduced level of $15 million for 2015. Planned expenditures include $4 million on surface and underground drilling proximate to the Pirquitas mine and $3.5 million of resource delineation drilling at the Marigold mine. Property holdings are being maintained in good standing with limited activities expected at our Pitarrilla project, while spending at our San Luis project is conditional upon successful community agreements.
CRA Reassessment
On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the CRA in the amount of approximately C$41.4 million plus interest of approximately C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. Our management strongly disagrees with the CRA’s position in the reassessment and we plan on filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to appeal the reassessment, we have paid to the CRA the minimum payment amount of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR.

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2014 DEVELOPMENTS
Acquisition of Marigold Mine and Technical Report
On April 4, 2014, we completed the acquisition of the Marigold mine, a producing gold mine in Nevada, U.S.A., from subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation (“Barrick”), for total cash consideration of $268 million after closing adjustments. The acquisition was carried out pursuant to the terms and conditions contained in a purchase and sale agreement dated February 3, 2014, as amended, between Goldcorp USA, Inc., Goldcorp Canada Ltd., Homestake Mining Company of California and Silver Standard (the “Purchase Agreement”). We filed a Business Acquisition Report on Form 51-102F4 in respect of this acquisition on June 18, 2014.
On October 6, 2014, we released our life of mine plan for the Marigold mine and subsequently filed a NI 43-101 technical report dated November 19, 2014 entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” (the “Marigold Technical Report”). The life of mine highlights, as disclosed in the Marigold Technical Report, are as follows:

•	Gold production average of 186,700 ounces per year over the nine years of active mining to 2023.

•	Average annual cash costs of $762 per payable ounce of gold sold and all-in sustaining costs of $986 per payable ounce of gold sold.

•	Total sustaining capital expenditures of $123 million, or $74 per payable ounce of gold sold.

•	After-tax net present value of $419 million, assuming a gold price of $1,300 per ounce and a 5% discount rate.
On December 12, 2014, we announced the addition of Mineral Resources within the limits of the Marigold mine’s existing plan of operations at the southern end of the 8 South pit. These Mineral Resources were included in our updated Mineral Resources estimate for the Marigold mine as at December 31, 2014. See “Mineral Properties – Summary of Mineral Reserves and Mineral Resources Estimates”.
Sale of Challacollo Project
On February 6, 2014, we completed the sale of the Challacollo project in Region I, Chile to Mandalay Resources Corporation (“Mandalay”) for aggregate consideration of: $7.5 million in cash and 12 million common shares of Mandalay at closing; and the contingent right to receive 5 million common shares of Mandalay and an aggregate cash payment equal to the equivalent of 240,000 ounces of silver, payable in eight quarterly installments (based on the average quarterly silver price), in each case dependent on the commencement of commercial production at the Challacollo project. In addition, we have a 2% net smelter returns (“NSR”) royalty on silver sales in excess of 36 million ounces from the Challacollo project, up to a maximum of $5 million.
Change to Board of Directors
On May 26, 2014, we announced that Ms. Beverlee F. Park joined our Board of Directors, effective May 20, 2014. This appointment followed the retirement of Mr. Richard C. Campbell after serving as a Director, including service as the Chair of the Safety and Sustainability Committee, since 2008.
Sale of Pretium Shares
On July 29, 2014, we completed a secondary offering of 1,449,000 common shares of Pretium Resources Inc. (“Pretium”) for gross proceeds of approximately $10.5 million, with the sale of a further 217,350 common shares of Pretium pursuant to the exercise of an over-allotment option on August 15, 2014 for additional gross proceeds of approximately $1.6 million.
2013 DEVELOPMENTS
Offering of $265 Million Convertible Senior Notes

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On January 16, 2013, we completed an offering of $250 million aggregate principal amount of 2.875% convertible senior notes due 2033 (the “Initial 2013 Notes”). We closed an additional $15 million aggregate principal amount of 2.875% convertible senior notes due 2033 (together with the Initial 2013 Notes, the “2013 Notes”) on February 13, 2013 pursuant to the partial exercise of the over-allotment option granted to the purchasers of the Initial 2013 Notes. We used $138 million of the net proceeds from the sale of the 2013 Notes to repurchase our existing convertible notes on March 1, 2013 and the indenture relating to those notes was terminated on March 15, 2013. The remaining net proceeds are used for general corporate purposes, including funding our acquisition of the Marigold mine in 2014.
Sale of San Agustín Project
On December 30, 2013, we completed the sale of the San Agustín project in Durango State, Mexico to Argonaut Gold Inc. (“Argonaut”) for aggregate consideration of: $15 million in cash and 5,111,439 common shares of Argonaut at closing; and deferred cash consideration of $30 million ($10 million of which was received on May 5, 2014 and $20 million of which is due to be received on May 5, 2015). In addition, we have a 2% NSR royalty on sulphide ores processed from the San Agustín project.
2012 DEVELOPMENTS
Exercise of Share Purchase Warrants of Pretium
During the first half of 2012, we received aggregate cash proceeds of approximately $71.4 million upon the exercise of share purchase warrants of Pretium issued as part of the secondary offering of 11.5 million units of Pretium that closed in April 2011.
Approval of EIA for San Luis Project
On September 10, 2012, Peru’s Ministry of Mines and Energy approved our environmental impact assessment (“EIA”) for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis project. An extension to our EIA has since been granted, and is valid to September 19, 2017.
Technical Report for Pitarrilla Project
On December 17, 2012, we filed a technical report entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “Pitarrilla Technical Report”) in support of our feasibility study for the project.
DESCRIPTION OF THE BUSINESS
GENERAL
We are engaged in the operation, acquisition, exploration and development of precious metal mineral properties located in the Americas. We continue to investigate the acquisition of additional precious metal mineral properties and interests in such properties. We believe that our strong balance sheet (including a retained ownership of approximately 13.1% of Pretium’s issued and outstanding shares as at March 23, 2015) positions us well to execute on such opportunities; however, there is no assurance that any such investigations will result in the completion of an acquisition. Further, from time to time, we may monetize certain of our assets to accelerate the advancement of more strategically significant properties, as we did when we sold the Challacollo project to Mandalay in February 2014 and the San Agustín project to Argonaut in December 2013.

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In addition to the Pirquitas mine and the Marigold mine, our two producing mines, we own the Pitarrilla project, a silver project in Mexico, and the San Luis project, a high-grade gold-silver project located in Peru. We also hold interests in several other properties that are geographically broadly distributed and at various stages of exploration and development, including: the Diablillos project in Argentina; the Berenguela project in Peru; the Candelaria project in Nevada, U.S.A.; the Maverick Springs joint venture project in Nevada, U.S.A.; the Sunrise Lake project in the Northwest Territories, Canada; and a number of other mineral property holdings, primarily in Mexico.
PRINCIPAL PRODUCTS
Our principal products are silver concentrate and gold doré, although we also produce and sell zinc concentrate. As of the date of this Annual Information Form, all of our silver and zinc concentrate is produced at the Pirquitas mine and all of our gold doré, which is refined into gold bullion bars, is produced at the Marigold mine.

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Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had five customers who individually accounted for between 11% and 22% of total revenue during 2014, and four customers who individually accounted for between 17% and 23% of total revenue during 2013. In the future, the loss of any one smelting and refining client may have a material adverse effect on our business if alternate smelters and refiners are not available, although we have diversified our customer base and we believe that there is sufficient global capacity available to address the loss of any one particular customer.
The refined gold bullion from the gold doré produced at the Marigold mine is sold to one customer. There are a number of other acceptable customers and refineries with the capacity to refine doré, and we can process our gold through other refineries in North America, if required.
Our revenue by product category for the financial years ended December 31, 2014 and December 31, 2013 was as follows:

Product Revenue	2014	2013
Silver	39%	91%
Gold	53%	—%
Zinc	7%	9%
Other	1%	—%
Following the acquisition of the Marigold mine, our financial performance is impacted by both silver and gold prices. Silver prices performed negatively in 2014 with the price of silver declining 20% to an average of $19.08 per ounce from an average of $23.82 per ounce in 2013. Gold prices were reasonably consistent following our acquisition of the Marigold mine, trading within a range of $1,140 and $1,300 per ounce, with an average of $1,257 per ounce. Through 2014, silver underperformed gold, with gold to silver ratios widening from 60:1 to almost 70:1. At the end of 2014, precious metals prices remained under pressure, with silver prices closing at $15.97 per ounce and gold prices closing at $1,213 per ounce as at December 31, 2014.
SPECIALIZED SKILLS AND KNOWLEDGE
Various aspects of our business require specialized skills and knowledge, including the areas of geology, engineering, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays.
COMPETITIVE CONDITIONS
The precious and base mineral exploration and mining business is competitive. Competition is primarily for: (a) mineral properties that can be developed and produced economically; (b) technical experts that can find, develop, and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.
We compete with other mining and exploration companies in the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees. There is significant competition for mining claims and leases. Many larger competitors conduct business globally and thus have greater financial and technical resources available to them. If we are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to replace Mineral Reserves, maintain production or grow.
EMPLOYEES
As at December 31, 2014, we employed a total of 1,014 full-time employees and 233 contract employees. The table below sets out our employees at each of the following locations:

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Location	Number of Employees
	Full-time	Contract
Vancouver Office	33	3
Argentina	599	216
U.S.	354	4
Mexico	18	3
Peru	10	5
Chile	--	2
As at December 31, 2014, of the 599 full-time employees in Argentina, 430 were represented by a union.
CORPORATE SOCIAL RESPONSIBILITY
For us, being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations. We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behavior across all levels of Silver Standard. Our goal is to ensure that our engagement with our stakeholders, including our workforce, industry partners, and the communities where we operate, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, we can address specific concerns of our stakeholders and work cooperatively and effectively towards achieving this goal.
Health and Safety
We reflect our commitment to the health and safety of our employees by creating and maintaining a safe working environment and by complying with all applicable health and safety laws, rules and regulations. We acknowledge that there are risks associated with our business and, through proactive risk management, continuously aim to minimize and control these risks.
Our safety vision is “Safe for Life”, and our ultimate goal is to deliver safe production every day. Our safety program emphasizes balancing the human and technical aspects of safety: blending leadership behaviors with traditional management activities to create a safe productive culture. We ensure that our workers understand their individual contributions to safe production. In this positive environment, our employees maintain safety awareness, recognizing hazards and analyzing risk in their daily activities. Each employee has established commitments related to their personal and work safety and health behaviors, and each employee is empowered to take the necessary actions to minimize risks. The technical aspects of safety are addressed by identifying critical tasks, establishing policies and procedures and providing appropriate training. Performance measurement and accountability provides feedback and maintains focus on continuous improvement.
Our Board of Directors has established a Safety and Sustainability Committee that, as part of its mandate, is responsible for reviewing our health, safety, security, environmental and community relations policies and practices and monitoring our performance in these areas. The Safety and Sustainability Committee meets and reports to the Board of Directors on a regular basis.

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Environmental Protection
Our activities are subject to extensive laws and regulations governing the protection of the environment and natural resources. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities. See “Risk Factors”.
We have undertaken a policy of sustainable resource development aimed at the protection of human health and the natural environment. We comply with regulatory requirements and diligently apply appropriate methodologies to protect the environment throughout our exploration, development, mining, processing and closure activities. Our environmental obligations include, but are not limited to, obtaining and maintaining all environmental permits and approvals required for the conduct of our operations, the proper handling, storage and disposal of regulated materials and the timely and accurate submission of required reports to the appropriate government agencies.
We have certain reclamation obligations at our mineral properties, including the Pirquitas mine in Argentina, the Marigold mine in Nevada, U.S.A., and the Duthie property and the Silver Standard mine property, both located in British Columbia, Canada. Our current closure and reclamation cost estimate, to be spent over a number of years, at the Pirquitas mine is approximately $50 million. This estimate is based on conceptual level engineering and will be updated periodically to reflect changes in the life of mine plan. The proposed reclamation work focuses on diverting water around the waste dumps and pit areas as well as capturing and passively treating impacted waters.
At the Marigold mine, we engage in concurrent reclamation practices and are bonded for all permitted features, as part of the State of Nevada permitting process. Current bonding requirements are based on third party cost estimates to reclaim all permitted features at the Marigold mine. The Bureau of Land Management (“BLM”) and the State of Nevada both review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing. As at December 31, 2014, the Marigold mine has an approved $45.2 million reclamation bond requirement.
In 2014, our reclamation work program at the Duthie property was carried out at a cost of approximately $130,000. Our remaining reclamation obligations beyond 2014 include the construction of a wetland for water filtration purposes and the monitoring of the results of the reclamation project in subsequent years. Estimated costs for the remaining reclamation beyond 2014 are approximately $350,000. At the Silver Standard mine property, we incurred approximately $0.9 million in expenditures for reclamation work completed in 2014. Estimated costs for reclamation work programs on the Silver Standard mine property beyond 2014 are approximately $1.6 million.
Community Engagement
Our community relations program is based on open and continuous communication with the members of communities located in our areas of operation. We take a cooperative approach to local development activities to promote sustainable long-term economic and social benefits. In addition, we strive to ensure that local stakeholders have an opportunity for input and dialogue. Projects aimed at assisting and advancing our communities includes training and employment, development of infrastructure and support for education and medical services, among others. At all times, we work to be a partner in the long-term sustainability of the communities in which we operate.

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At our Pirquitas mine, we support the educational system in the Province of Jujuy, Argentina through collaboration with local schools. We have assisted with the renovation of six local educational facilities and with a number of information sessions and educational activities held for students throughout the region. We have also collaborated with the Argentina Ministry of Education to create a program allowing members of local communities, including our employees, to complete their secondary education. In addition, our medical services and health campaigns provide higher health standards and practices in the remote areas in close proximity to the Pirquitas mine. At the Pirquitas health center, we have initiated a general practitioner outreach program for local towns, commenced a dental care program and held numerous illness prevention workshops.
Community support and engagement is also well-established at our Marigold mine, and several of our employees are key participants in local development efforts. Our employees work closely with the University of Nevada in Reno to create a graduate program in mining, in addition to providing internships for students and ongoing support to the university, and we support local high schools through scholarships, contribution of equipment and supplies and employee volunteer efforts. In addition, our Marigold emergency response team actively supports the emergency preparedness and wellness in the local community, and has participated in various activities including training drills and delivering flu vaccinations at health fairs.
FOREIGN OPERATIONS
Any changes in regulations or shifts in political attitudes in the foreign jurisdictions in which we operate, including Argentina, Mexico, Peru and the United States, are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes to such regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. We cannot accurately predict the effect of these factors. See “Risk Factors”.
MINERAL PROPERTIES
SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES
The following table summarizes as at December 31, 2014 our estimated Mineral Reserves and Mineral Resources. All of our projects noted below are wholly-owned.

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	Location	Tonnes millions	Silver g/t	Gold g/t	Lead %	Zinc %	Copper %	Silver million oz	Gold million oz

MINERAL RESERVES:

Proven Mineral Reserves
San Luis	Peru	0.06	604.5	28.3				1.1	0.05
Total								1.1	0.05

Probable Mineral Reserves
Pirquitas	Argentina	5.37	220.10			0.47		38.0
Pirquitas Stockpiles	Argentina	0.64	136.52			0.62		2.8
Marigold	U.S.	138.60		0.49					2.20
Marigold Leach Pad Inventory	U.S.								0.12
San Luis	Peru	0.45	426.20	16.70				6.1	0.24
Total								46.9	2.56

Total Proven and Probable Mineral Reserves
Pirquitas	Argentina	5.37	220.10			0.47		38.0
Pirquitas Stockpiles	Argentina	0.64	136.52			0.62		2.8
Marigold	U.S.	138.60		0.49					2.20
Marigold Leach Pad Inventory	U.S.								0.12
San Luis	Peru	0.51	447.18	18.06				7.2	0.29
Total Proven and Probable								48.0	2.61

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	Location	Tonnes millions	Silver g/t	Gold g/t	Lead %	Zinc %	Copper %	Silver million oz	Gold million oz
MINERAL RESOURCES:

Measured Mineral Resources (Inclusive of Proven Mineral Reserves)
Pitarrilla	Mexico	20.30	95.40					62.3
San Luis	Peru	0.06	757.60	34.30				1.3	0.06
Total								63.6	0.06

Indicated Mineral Resources (Inclusive of Probable Mineral Reserves)
Pirquitas	Argentina	11.65	183.0			0.53		68.7
Pirquitas UG	Argentina	4.37	176.1			4.34		24.7
Pirquitas Stockpiles	Argentina	1.20	111.0			0.99		4.4
Marigold	U.S.	250.90		0.51					4.04
Marigold Leach Pad Inventory	U.S.								0.12
Pitarrilla – Ag	Mexico	240.00	81.9					632.2
Pitarrilla – Pb/Zn	Mexico	260.30			0.32	0.72
San Luis	Peru	0.43	555.0	20.80				7.7	0.29
Diablillos	Argentina	21.60	111.0	0.90				77.1	0.64
Berenguela	Peru	15.60	132.0				0.92	66.1
Total								880.9	5.09

Measured and Indicated Mineral Resources (Inclusive of Mineral Reserves)
Pirquitas	Argentina	11.65	183.0			0.53		68.7
Pirquitas UG	Argentina	4.37	176.1			4.34		24.7
Pirquitas Stockpiles	Argentina	1.20	111.0			0.99		4.4
Marigold	U.S.	250.90		0.51					4.04
Marigold Leach Pad Inventory	U.S.								0.12
Pitarrilla – Ag	Mexico	260.30	83.0					694.5
Pitarrilla – Pb/Zn	Mexico	260.30			0.32	0.72
San Luis	Peru	0.48	578.1	22.40				9.0	0.35
Diablillos	Argentina	21.60	111.0	0.90				77.1	0.64
Berenguela	Peru	15.60	132.0				0.92	66.1
Total Measured and Indicated								944.5	5.15

Inferred Mineral Resources
Pirquitas UG	Argentina	2.85	174.0			3.61		15.9
Marigold	U.S.	18.20		0.44					0.26
Pitarrilla	Mexico	22.10	62.1		0.21	0.49		44.1
San Luis	Peru	0.02	270.1	5.60				0.2
Diablillos	Argentina	7.20	27.0	0.80				6.3	0.19
Berenguela	Peru	6.00	111.7				0.74	21.6
Total Inferred								88.1	0.45
Notes to Mineral Reserves and Mineral Resources Table:

•
All estimates of Mineral Reserves and Mineral Resources have been prepared in accordance with NI 43-101. The estimates of Mineral Reserves and Mineral Resources for each property other than the Pirquitas mine and the Marigold mine have been reviewed and approved by Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and an employee of Silver Standard.

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•
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources and Mineral Reserves figures have some rounding applied. Exact totals can be found in the corresponding technical report for each property. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne.

•	All technical reports for our mineral properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.silverstandard.com.

•
“Measured Resources”, “Indicated Resources” and “Inferred Resources” are defined under the heading “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”. Although Measured Resources, Indicated Resources and Inferred Resources are Mineral Resources confidence classification categories defined by CIM and are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of contained ounces is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as in place tonnage and grade. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.

•
Pirquitas: Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2014. Mineral Reserves are presented at a cut-off of $33.26 per tonne NSR, using a silver price of $19.00 per ounce and a zinc price of $2,204 per tonne. Mineral Resources for the Cortaderas Area are reported above a cut-off grade of 50 g/t silver; Mineral Resources for the Mining Area (includes San Miguel, Oploca and Potosí zones) are reported at 65 g/t silver constrained to an optimized pit based on current cost and engineering information, using a silver price of $25.00 per ounce and a zinc price of $2,425 per tonne; and Mineral Resources for the underground Mining Area (Pirquitas UG) are reported at a cut-off grade of 200 g/t silver. Mineral Resources for the Mining Area are reported inclusive of Mineral Reserves. The Mineral Reserves and Mineral Resources estimates were prepared under the supervision of Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and an employee of Silver Standard. Except for the optimized pit constraints and updates in metal price assumptions, cut-off grade used for the Mineral Reserves estimate and value estimation methodology used in the Mineral Resources block model, all other key assumptions, parameters and methods used to estimate the Mineral Reserves and Mineral Resources are set out in the Pirquitas Technical Report (as defined below).

•
Marigold: Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2014. The Mineral Reserves estimate was prepared under the supervision of Thomas Rice, SME Registered Member, a Qualified Person and an employee of Silver Standard, and is presented at a cut-off of 0.065 g/t payable gold grade, using a gold price of $1,200 per ounce. The Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), each of whom is a Qualified Person and an employee of Silver Standard. Mineral Resources are presented based on an optimized pit at a cut-off of 0.065 g/t payable gold grade (gold assay factored for recovery, royalty and net proceeds per mineral resource block), using a gold price of $1,500 per ounce. Except for updates to cost parameters and metal price assumptions, all other key assumptions, parameters and methods used to estimate the Mineral Reserves and Mineral Resources are set out in the Marigold Technical Report.

•
San Luis: Mineral Reserves estimate is reported at a cut-off grade of 6.9 g/t gold equivalent, based on $800 per ounce gold, $12.50 per ounce silver, and recoveries of 94% gold and 90% silver. Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, based on $600 per ounce gold and $9.25 per ounce silver.

•	Pitarrilla: Mineral Resources estimate is reported above a cut-off grade of 30 g/t silver.

•
Diablillos: Mineral Resources estimate is reported above a recoverable metal value (“RMV”) cut-off value of $10.00 RMV based on metal prices of $11.00 per ounce silver and $700 per ounce gold using metal recoveries of 40% and 65%, respectively.

•	Berenguela: Mineral Resources estimate is reported above a 50 g/t silver cut-off.

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PIRQUITAS MINE
The following disclosure relating to the Pirquitas mine is based, in part, on information derived from a NI 43-101 technical report dated December 23, 2011 entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina” (the “Pirquitas Technical Report”) prepared by Dr. Warwick S. Board, P.Geo., R. Bruce Kennedy, P.E., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person under NI 43-101. The Pirquitas Technical Report is available for review under our profile on the SEDAR website at www.sedar.com. This disclosure has been updated to include information about the Pirquitas mine subsequent to the date of the Pirquitas Technical Report.
Project Description and Location
The Pirquitas mine is located in the Puna de Jujeña region of northwestern Argentina in the Province of Jujuy, approximately 355 kilometres northwest of the city of San Salvador de Jujuy. The mine consists of 50 semi-contiguous mineral exploitation concessions covering a total area of 3,621 hectares. It also includes surface rights covering an area of approximately 7,463 hectares, which can be used for purposes such as housing, infrastructure facilities, processing plants, waste and tailing disposal sites, and other facilities to support mining operations. We hold a 100% interest in the Pirquitas mine through our wholly-owned subsidiary, Mina Pirquitas, LLC (“MPLLC”) (formerly known as Mina Pirquitas, Inc. (“MPI”) and Sunshine Argentina, Inc. (“Sunshine Argentina”)), which has registered a branch in Argentina. We are also the freehold title holder of the area covered by the surface rights.
Under Argentina’s mining laws, exploitation concessions are considered “real property” and give the concessionaire the rights to recover pre-determined metals from the subsurface vertically underneath the concession for an unlimited period of time, as long as the concessionaire complies with its obligations. In order to maintain our rights to the Pirquitas exploitation concessions, we are required to make annual fee or “canon” payments to the Argentine government. The Pirquitas mine is also subject to provincial royalties at a rate of 2.5% on a NSR basis.
In 2014, we secured an exploration lease (or cateo) to explore an extensive adjacent property covering an area of 4,417 hectares. In Argentina, each cateo has an exclusive right to be convertible into an exploitation concession once a mineral discovery has been made. To maintain this cateo, we were required to make a one-time “canon” payment and present to the mining authority a minimum exploration work program and schedule. The term of a cateo is based on its area: 150 days for the first unit (500 hectares), and an additional 50 days for each unit thereafter, up to a maximum of 20 units. After a period of 300 days, 50% of the area over four units (2,000 hectares) must be dropped. At 700 days, 50% of the area remaining over four units (2,000 hectares) must be dropped. Time extensions may be granted to allow for situations such as bad weather and difficult access.
We currently have all material surface and water rights, as well as all material permits, necessary for the continued operation of the Pirquitas mine. Such material permits include environmental permits, which are updated biannually and remain valid and in force. As the production of the Pirquitas mine continues, we may need to obtain additional environmental and other governmental approvals and permits.
For a discussion of environmental liabilities at the Pirquitas mine, see “Mining Operations – Environmental Conditions” below.

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PIRQUITAS PROJECT
BOLIVIA
PARAGUAY
BRAZIL
URUGUAY
CHILE
ARGENTINA
N
Jujuy
Salta
Salta
Formosa
Tucuman
Chaco
Misiones
Catamarca
Santiago Del Estero
Corrientes
La Rioja
Santa Fe
San Juan
Cordoba
Cordoba
Entre Rios
Santa Fe
Rosario
San Luis
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Chubut
Comodoro Rivadavia
Santa Cruz
Gobernador Gregores
Puerto San Julian
Rio Gallegos
Pacific Ocean
Atlantic Ocean
0 100 200 300
KILOMETRES
Silver Standard RESOURCES INC.
PIRQUITAS PROJECT
ARGENTINA
LOCATION MAP
NOV. 2002
SCALE: AS SHOWN

Map of Argentina Showing the Location of the Pirquitas Mine
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access
There are two main access routes to the Pirquitas mine from the provincial capital of San Salvador de Jujuy. Heavy transport vehicles generally follow Highway 9 northwards from Jujuy to Purmamarca, then turn to the northwest on paved road No. 52 and then turn onto gravel road No. 16 heading to the town of Susques. From there, gravel roads No. 74 and No. 74b are followed northwards to the mine. The second route to the Pirquitas mine from Jujuy follows Highway 9 northwards along the Humahuaca Valley to the town of Abra Pampa. From there, gravel roads Nos. 7 and 70 continue westwards to the mine site, passing south of the nature reserve at Laguna Pozuelos.
The Pirquitas mine site is located approximately 850 kilometres by road from the port of Antofagasta in Chile and approximately 2,000 kilometres by road from the port of Buenos Aires in Argentina. The terrain surrounding the mine is mountainous, with elevations ranging from 4,000 to 4,450 metres above sea level (“masl”).
Climate
Below freezing, dry and often windy conditions prevail during winter months (June to August), with moderate temperatures and occasional rains through the rest of the year. Annual precipitation averages approximately 260 mm with most of this falling during the months of December to February.

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Local Resources and Infrastructure
The energy requirements of the Pirquitas mine are met by gas-powered generation utilizing a spur gas line connecting the site to the Trans Andean natural gas pipeline that is located approximately 36 kilometres to the south of the mine. The power plant constructed at the site provides all power required for the mine and processing plant.
A water diversion was installed at the San Marcos River, about seven kilometres from the processing plant, and we have water rights to 31 litres per second. A camp site was constructed and is fully operational. The Pirquitas mine is equipped with phone and internet service.
Physiography
The terrain of the Pirquitas mine area is rugged and steep, typical of the central Andean Altiplano which in Argentina is referred to as the Puna. Elevations on the property range from about 4,000 to 4,450 masl. Some 20 kilometres to the north is the extinct volcano of Cerro Granada, which peaks at 5,696 masl. Patchy to sparse shrub and grass vegetation cover the slopes surrounding the mine and provide habitat for a few mammals, including vicuña, puna fox, and the vizcacha, as well as more than 50 species of birds.
Sufficiency of Surface Rights
We own sufficient surface rights necessary for the current mining operations at the Pirquitas mine, including tailings dam and waste rock disposal areas. The processing plant and tailings dam are permitted and operational.
History
The Pirquitas site is the largest historical producer of tin and silver in Argentina. The following is a brief chronological description of mining that has occurred at the site prior to our ownership:

•	1932-1935: Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

•
1935-1990: The bedrock source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started soon thereafter. Reported total metal production during this time is estimated to be approximately 27.4 million ounces of silver, 20 million pounds of tin from placer deposits, and 40.1 million pounds of tin mined from the vein systems.

•
1995-2000: Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine Argentina’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation (“RC”) drilling from surface as well as diamond core drilling from rehabilitated underground workings. A feasibility study was completed for the project by Jacobs Engineering in 1999, and updated by Sunshine Argentina in 2000.

In May 2002, we acquired 43.4% of Sunshine Argentina. In October 2004, we acquired the remaining 56.6% of Sunshine Argentina to complete our acquisition of the Pirquitas mine.
Geological Setting
Regional and Local Geology
The Puna terrane, where the Pirquitas mine is located, underlies most of the western half of Jujuy Province and is marked by a high-Andean geomorphology consisting of northerly trending mountain ranges separated by broad valleys and salars or salt pans. Rocks in this terrane consist of uplifted and folded Ordovician to Devonian marine meta-sediments overlain by Cretaceous to Middle Miocene continental and marine sediments and volcaniclastics, intruded by mafic to intermediate igneous bodies. This sequence is unconformably overlain by sub-horizontal Late Miocene to Pleistocene andesitic to dacitic lavas and ash-flow deposits.

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The Pirquitas silver-zinc deposit is hosted by the Ordovician Acoite Formation, a strongly folded package of low-grade metamorphosed marine sandstone, siltstone and minor shale beds. These rocks are exposed within fault-bounded, structural blocks that occur southwest and east of the mine area. Late Ordovician to the Early Devonian compressional tectonism resulted in strong folding and high angle thrust faulting of the Paleozoic sedimentary formations. In the area of the mine, the axial planes of the folds strike NS to NNE-SSW and are sub-vertical to moderately inclined.
Property Geology
At the Pirquitas mine, the main system of sulphide-rich veins cuts the axial surfaces of the folds and the related cleavage fabric at high angles. Two main vein sets are recognized and are described as follows:

•
Vein Set 1: For the dominant set of structures, the veins strike close to 105° and dip steeply either to the south or north. Major veins in this set include the Potosí, San Miguel, Chocaya-Oploca, San Pedro, Llallagua, Chicharron and Colquiri veins. The Potosí vein is the largest known vein on the property, with a strike length of about 500 metres and maximum thickness of 2.5 metres to 3 metres. The other veins of this set typically have strike lengths of between 50 metres and 150 metres, with average widths of 30 cm to 50 cm. The larger of these veins, such as the Potosí vein, include localised matrix supported breccias with angular clasts of quartz-sericite altered wallrock in a matrix of iron and zinc +/- tin-silver-copper sulphides.

•	Vein Set 2: The secondary vein set is represented by the Veta Blanca and Colquechaca veins. These veins lie north of the Potosí vein and trend NW-SE.
Mineralization
At the Pirquitas mine, fracture and breccia-hosted mineralization consists of iron and zinc sulphides with accessory cassiterite (tin oxide) and a large variety of silver-tin-zinc (lead-antimony-arsenic-copper-bismuth) sulphides and sulfosalts. Crystalline quartz, along with chalcedony in the upper levels of the system, and kaolinite are the main gangue minerals in the veins and mineralized breccias. The main sulphides, specifically pyrite, pyrrhotite, sphalerite and wurtzite, form colloform bands parallel to vein margins, which together with crustiform and drusy vein textures suggest that the mineralization is epithermal in origin. However, mineralogical evidence indicates that the initial temperature of the mineralizing fluids was possibly greater than 400°C, with the deposition of an initial suite of minerals that were later overprinted by the bulk of the silver mineralization which formed at lower temperatures, and is indicative of epithermal mineralization.
Exploration
Modern mineral exploration was first conducted at the Pirquitas property during the time Sunshine Argentina held the property. Sunshine Argentina carried out several drilling campaigns, involving both RC and diamond core drilling. Sunshine Argentina also completed relatively detailed geological mapping on the property and commissioned approximately 44 line-kilometres of ground magnetics surveying and 19.2 line-kilometres of induced polarization surveying over an area that now has at its center the San Miguel open pit.
In addition to the multiple drilling campaigns we have completed since acquiring the Pirquitas mine, as described in “Drilling” below, we have conducted a relatively limited amount of detailed geological mapping in conjunction with intermittent programs of rock chip sampling of bedrock outcrops. Rock chip sampling was also done in a number of shallow trenches that were mechanically excavated on the ridge south of the open pit. The surface rock chip and trench samples were used to help define drilling targets. The rock samples were submitted to recognised commercial laboratories, including the ALS Chemex (“ALS”) analytical laboratory in Mendoza, Argentina, using industry standard levels of quality control (“QC”) along with standard reference and blank material. We have no reason to doubt the reliability of the geochemical results obtained for the outcrop and trench rock chip samples.
Drilling
Initial drilling on the Pirquitas property was conducted by Sunshine Argentina, which drilled a total of approximately 51,864 metres in 241 drillholes.

‑ 22 ‑

Since acquiring the Pirquitas mine in October 2004, we have drilled a total of approximately 146,968 metres in 595 exploration drillholes, as set out in the table below.

Drilling Program	Drilling Type	Drilling Areas(1)	Drilling Objectives	No. of Drillholes	Metres Drilled(2)
May-Sep. 2005	Diamond	Oploca (4), Llallagua (6) Colquechaca (4)	Exploration	14	3,300
May-Dec. 2007	Diamond	San Miguel (24), Cortaderas (6)	Resource Definition/ Exploration	30	7,353
		Open Pit San Miguel (4), Potosí (1)	Metallurgical Samples	5	370
July 2007-Dec. 2008	RC	San Miguel (115), Potosí (52), Oploca (32)	Resource Definition/ Exploration	199	34,181
		Cortaderas (12), Pircas (4), Médanos (10)	Condemnation	26	6,931
July 2010-Mar. 2011	Diamond	San Miguel (38), Oploca (17), Veta Blanca (2), Cortaderas (4)	Resource Definition/ Exploration	61	12,665
Apr.-Sep. 2011	Diamond	San Miguel (69), Cortaderas (5), Other Targets (5)	Resource Definition/ Exploration	79	17,550
Mar.-Nov. 2012	Diamond	Cortaderas (130), Oploca (4), Portal Gravity (8)	Resource Definition/ Exploration	142	52,801
Apr.-May 2013	Diamond	Cortaderas (3), Huanuni (8), Pircas (2), Chicharron (4)	Exploration	17	6,923
Oct.-Nov. 2014	Diamond	Carabajal (5), Vega West (2), Vega East (2), Cintia (2), Huanuni North (2), Médano (4)	Exploration	17	3,177
Nov.-Dec. 2014	Diamond	Chocaya (5)	Resource Definition	5	1,717
			Total	595	146,968
Notes:

(1)	Number of drillholes completed at each target area shown in parentheses.

(2)	Figures have rounding applied. Exact totals can be found in the Pirquitas Technical Report.
2005 to 2008 Drilling Programs
The 2005 drilling program was designed to test targets in the Oploca, Llallagua, and Colquechaca areas. The 2007 and 2008 drilling programs included exploration drilling, resource definition drilling, minor drilling for metallurgical testing, and “condemnation drilling” for infrastructure planning. All drilling was done from surface, with the majority of drillholes being RC holes (approximately 84% of the total metreage drilled). Most of the diamond core that was recovered is of HQ-size, however, where necessary, drillhole core size was sequentially reduced to NQ-size and then BQ-size in some longer holes.
All drillhole collar coordinates were surveyed in the UTM Zone 19S coordinate system (WGS84 datum). Downhole surveys were made using a combination of Single Shot (DDH 072-DDH 084) and Reflex EZ-AQ l surveying instruments with readings taken every 50 metres to 100 metres down the holes. Diamond core and RC drillholes were predominantly oriented with azimuths of 15° to 195° (i.e., perpendicular to the predominant mineralization trend), with hole inclinations generally ranging between 45° and 70° (occasionally steeper, but rarely vertical). Drilling recovery generally ranged between 95% and 100% for diamond drillholes, and generally between 80% and 100% for RC drillholes, except where drillholes intersected old underground workings. RC drilling was generally more successful than diamond drilling in reaching planned end-of-drillhole depths where the drillholes passed through the underground workings.

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2010 to 2011 Drilling Programs
The majority of this drilling was for resource definition in and around the existing open pit (approximately 89% of the drillholes), with the remaining drillholes being exploration drillholes that targeted the Cortaderas Breccia Zone (approximately 6% of the drillholes) and other exploration targets. Drillholes were generally drilled to generate HQ-size drill cores. Where necessary, drillhole core size was sequentially reduced to NQ-size and then BQ-size in certain longer holes.
All drillhole collar coordinates were surveyed in the UTM Zone 19S coordinate system (WGS84 datum). All drillholes were surveyed for their down-hole orientations using a combination of Single Shot (DDH 119-DDH 132) and Reflex EZ Trac downhole survey tools. Downhole survey measurements were collected at intervals ranging from 3 metres to 50 metres, depending on the degree of deviation noted in the drillhole. Almost all of the drillholes were oriented with azimuths of 15° to 195° (i.e., perpendicular to the predominant mineralization trend). A total of 39 drillholes were oriented with azimuths of 130° to 310°, approximately perpendicular to an inferred secondary mineralization direction that was roughly parallel to the NNE-SSW trending anticline fold axis. This secondary mineralization direction was suggested by a combination of in-pit mapping and detailed geostatistical spatial continuity analyses. Mineralization along this secondary direction was, however, found to be insignificant in comparison to the main WNW-ESE trending vein and veinlet stockwork-hosted mineralization. The inclination of all drillholes was between 45° and 70°, which resulted in the drillholes intersecting the main WNW-ESE trending vertical to sub-vertical veins and stockwork veinlet system at an oblique angle. Drilling recovery for diamond core drillholes generally ranged between 95% and 100%.
The presence of existing underground workings prevented several of the diamond drillholes from reaching their target depths. In such cases, replacement holes were drilled at slightly different orientations from slightly different collar positions, as compared to the original holes, so as to avoid the underground workings, allowing the target depth to be reached.
The earliest drillholes to test the zone of silver- and zinc-rich sulphide mineralization known as Cortaderas Breccia zone, which is located about 500 metres north of the open pit, were drilled from the north side of the target at a shallow angle to the inferred plunge of the mineralized body. As a result, the mineralized intersections of the Cortaderas Breccia Zone that were made by the five drillholes completed in 2011 are essentially down-plunge intersections and do not represent near-true thickness intercepts of the mineralized body.
2012 to 2013 Drilling Programs
To follow up on positive drilling results obtained in 2011, we completed an extensive diamond drilling campaign in 2012. This drilling campaign was principally designed to expand and better define the silver and zinc Mineral Resources identified in the Cortaderas Area located about 500 metres north of the San Miguel open pit. Between March and November of 2012, we completed 142 boreholes totalling 52,801 metres of diamond core drilling on the property. Using the assay results obtained from this drilling, we amalgamated the Cortaderas Breccia and the Cortaderas Valley zones into the Cortaderas Area and prepared an updated estimate of the Mineral Resources found in the Cortaderas Area, with an effective date of December 31, 2012.
In 2013, we completed a diamond drilling campaign of 6,923 metres in 17 drillholes to test geophysical anomalies which were defined east and north of the San Miguel open pit. The results of the drill testing of geophysical targets was negative, however the portion of the 2013 drilling program that was allocated towards geological targets returned positive results intersecting zinc-rich base metal mineralization in the 5% to 10% range over broad 10 to 30 metre widths. We also completed the preliminary economic assessment (“PEA”) on the Cortaderas deposit to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas mine life. The results of the PEA, although positive, were not materially significant to the Pirquitas mine.

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2014 Drilling Program
In the fourth quarter of 2014, we completed 3,177 metres of surface reconnaissance core drilling in 17 drillholes on prospects proximal to our current open pit operations. The surface drilling program tested six targets with further drilling planned at the Huanuni and Médano targets. We also commenced Mineral Resources upgrade drilling in the San Miguel zone, on the Chocaya and Oploca vein sets, underlying the existing open pit workings. By the end of 2014, we completed five drillholes from existing underground workings, for a total of 1,717 metres. We have intersected multiple sub-parallel vein systems, with grades and mineralized widths in the main veins in line with expectations. We are evaluating the option to extend the original drilling program from the planned 4,700 metres. See “Exploration and Development” below.
Sampling and Analysis
2005 to 2008 Drilling Programs
RC Drillhole Samples
Rock cuttings from RC drillholes were collected at regular intervals during the drilling of the holes, typically every one or two metres, depending on the drillhole. The material forming the individual samples was split into smaller representative samples at the drill rig, with the weight of these representative samples averaging about 40 kg. The RC sampling protocol used depended upon whether the sample was dry or wet:

•
Dry samples were further split and reduced to approximately one-eighth of the original sample size using a three-tier Jones-style splitter. The remaining material was bagged and stored on-site at Pirquitas. The smaller sample fraction was split again into two 3 to 5 kg samples using a one-tier Jones-style splitter. One of these samples was submitted to the analytical laboratory for sample preparation and analysis, with the other stored on site. Field duplicate control samples were selected from this second batch of samples and submitted when required.

•
Wet samples of manageable size were obtained using a cyclone wet splitter at the drill rig. The original sample was initially split in half using the wet splitter, with one-half further split down to a sample consisting of one-eighth of the total sample weight using a three-tier Jones-style splitter. This sample was then split in half to obtain two smaller samples, each one-sixteenth the weight of the total sample. One of these samples was submitted to the analytical laboratory for sample preparation and analysis, with the other stored on site. Field duplicate control samples were selected from this second batch of small samples and submitted when required. All of the remaining seven-eighths of a given sample are stored on site.

Diamond Drillhole Core Samples
Diamond drillhole core was transported from the drill site to the core shack by pickup truck. The core was photographed, geotechnically logged (recovery and rock quality designation (“RQD”)) and geologically logged (lithology, alteration, mineralogy, mineralization, and structure). Sample intervals were marked on the drill cores and core boxes by a geologist.
Drillhole cores were generally sampled on one metre intervals, starting from the top of the drillhole, with some sample intervals chosen to take into account lithological contacts. Drill cores from underground drillholes were sampled on 0.3 metre to 2.0 metre intervals, again with lithological contacts being accounted for. Drill core samples were generated by sawing the cores in half using a diamond table-saw. For each sample, one half of the drill core was stored in core boxes at site, with the other half of the core being submitted to the analytical laboratory for sample preparation and analysis. Field duplicate control samples were generated from selected quarter-cores that were sawn from half-core samples.

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Quality Control Procedures
ALS is an international analytical laboratory with most of its analytical facilities being registered or pending registration to ISO 9001:2008 certification. ALS is independent from Silver Standard. Our QC program for the 2005 to 2008 drilling programs utilized standard reference samples, unmineralized “blanks”, field duplicate samples as well as third party analytical laboratory check assays. Standard, blank, and field duplicate control samples were inserted into the sample stream on a one in twenty basis, for both RC and diamond drillholes. Approximately 5% of the total number of submitted samples were submitted to the third party analytical laboratory for check assaying. QC samples included six different reference standards (covering a representative range of silver, tin, and zinc contents), blanks generated from barren sandstone, and field duplicates. We have reviewed the QC results from the 2005 to 2008 drilling programs. The control values (mean, standard deviations) of the standard reference samples were not initially correctly calibrated, resulting in extensive failures of the field standard control samples relative to no failures in the analytical laboratory standard control samples. Recalibration of these values indicated that the key assay data from the 2005 to 2008 drilling programs are unbiased and accurate, and suitable for use in Mineral Resources estimation. Field blank control samples indicated that sample cross-contamination was not an issue during the analytical work. Field duplicate control samples, while indicating a degree of variability in the assay data, were reported at acceptable levels of precision for silver, tin, and zinc, given the “nugget effect” (inherent variability) and the variability associated with quarter-core versus half-core samples.
2010 to 2014 Drilling Programs
Sampling
All drillhole samples generated from the 2010 to 2014 drilling programs were diamond drillhole core samples. Drill cores were transported from the drill site to the core shack by pickup truck. The cores were photographed before being geotechnically logged (recovery and RQD) and then geologically logged (lithology, alteration, mineralogy, mineralization, and structure), with relevant logging codes recorded in accordance with our standard logging protocols.
Drillhole core sampling was conducted subsequent to geological logging. Sample intervals were marked on the cores and core boxes by a geologist, with sample intervals selected so as to take into account lithological contacts. Sample lengths were generally up to two metres in waste rock and one metre or less in mineralized rock. A minimum sample length of 0.1 metres was imposed on samples from highly mineralized structures such as veins, stockworks and hydrothermal breccias. Core samples of 10 cm lengths were collected at intervals of 10 metres to 20 metres down each of the drillholes for the purpose of point-load testing by the Pirquitas Mine Geotechnical Department. Drill core samples for geochemical analysis were generated by sawing the cores in half using a diamond table-saw. Half of the cores are stored on site, with the other halves being submitted to the analytical laboratory for sample preparation and analysis. Field duplicate control samples were generated from quarter-core sawn splits of selected samples.
Quality Control Procedures
We used a similar QC protocol for the 2010 to 2014 drilling programs as we used in the 2005 to 2008 drilling programs. Standard, blank, and field duplicate control samples were inserted into the sample stream on a one in twenty basis. QC sample data were monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data outside of acceptable limits were re-submitted for analysis in a timely manner. Approximately 5% of the total number of submitted samples will be submitted to a third party analytical laboratory for check assay, but no check lab was used in 2013 or 2014. QC samples included three reference standard samples, unmineralized “blank” samples and field duplicate samples. The three reference standards were created for the Pirquitas deposit by CDN Resources Laboratories Ltd., and certified by Smee & Associates Consulting Ltd. following round robin analysis at five independent analytical laboratories. Based on the results of the standard control samples, the assay data generated as part of the recent 2010 to 2014 drilling programs are unbiased and accurate, and suitable for use in Mineral Resources estimation. Field blank control samples indicated that sample cross-contamination was not an issue during the analytical work. Field duplicate control samples, whilst indicating a degree of variability in the assay data, were reported at acceptable levels of precision for silver, tin, and zinc, given the nugget effect (inherent variability) and the variability in sample volume associated with quarter-core versus halfcore samples.

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Data Verification
The following data verification steps were taken in respect of the sampling and assaying conducted at the Pirquitas mine:

•	Visits to inspect geology and mineralization in the open pit (San Miguel and Potosí zones) and underground in the Oploca vein zone.

•
Detailed review of selected drillhole core from the Mining and the Cortaderas Areas, to assess the nature of the mineralization, and the effectiveness of the selected drilling orientation in the delineation thereof.

•	Ongoing input into exploration drilling, and real-time involvement in drillhole location, downhole survey validation, and assay data validation.

•	Drillhole collar locations were confirmed with the Pirquitas mine site geologists. The drillhole collar locations were validated by an independent surveyor.

•	The locations of pre-existing underground mine workings relative to underground channel samples were checked.

•	Downhole survey data were reviewed for all drillholes to assess drillhole traces.

•	QC information for all exploration drilling programs conducted on the Pirquitas property was analysed.

•	Approximately 10% of the pre-2010 drilling assay data set was checked and compared to the original assay certificates, to generate additional confidence in this data.

•
Review of grade control drilling data (including spatial analysis of silver, zinc, and tin data) in the upper parts of the deposit in the Mining Area to assess continuity models for the relevant grade variables in the different zones.

•
Detailed checks of assay data from the 2010 to 2014 drilling program in conjunction with our database manager, with iterative correction for any anomalies (generally typographic errors, including mislabelled samples and mislabelled sample intervals).

•	Review of real-time QC data monitoring by our site staff, especially timing and effectiveness of remedial action taken with respect to failed batches.

•
Comparison analyses were conducted between data derived from different drilling (and underground channel sampling) generations and types (e.g. RC, diamond core drilling) to validate their use in a single database.

•	Data was validated at each manipulation stage throughout the database compilation until the completion of Mineral Resources grade tonnage estimates.
All assay data are provided directly to us by the relevant analytical laboratory, and directly imported into the DataShed database management system. We checked a randomly selected proportion (10%) of the 2010 to 2014 assay data in the DataShed Pirquitas assay database against the assay certificates provided by ALS and no errors were noted.
Sample Security
Drillhole core and samples were in our custody from collection, through labeling and bagging, to initial transportation from the Pirquitas mine to our Jujuy office. Thereafter they were in the custody of independent transportation companies which transported them to ALS in Mendoza. Sample bags were sealed at the mine and none of the seals were reported tampered by the receiving analytical laboratory. We are not aware of any deliberate attempts to compromise samples.

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Mining Operations
Mining Method
The Pirquitas mine uses a standard open pit mining method, and has a current mining rate of approximately 50,000 tonnes per day of ore and waste combined. The mine undertakes conventional drilling and blasting activities with a pre-split to ensure stable wall rock conditions. RC grade control drilling is used in the pit to define the structurally controlled vein and breccia hosted ore zones.
Metallurgical Process
The Pirquitas mine processing plant consists of primary, secondary and tertiary crushing operations which deliver ore to a stockpile. The maximum crushing circuit throughput is currently around 6,850 tonnes per day although long term plans allowing for good maintenance protocols call for rates around 5,500 tonnes per day. Ore is transferred from the stockpile to a pre-concentration system that consists of jigs to upgrade the crusher grade to a higher grade mill feed.
Wet milling is performed on the feed from the jig plant and can be augmented by a by-pass feed system in the event of jig downtime or milling capacity in excess of jig capacity. The maximum wet milling throughput is currently 5,400 tonnes per day although long term plans allowing for good maintenance protocols call for rates under 5,000 tonnes per day. Mill discharge is pumped through a cyclone system and oversize is fed back into the mill for additional grinding. Fines are fed into a conditioning and reagent addition tank and then flow into the silver flotation circuit.
The tailings from the silver flotation process are routed to a separate conditioning tank and from there flow to the zinc flotation circuit. Tails from the zinc flotation circuit can be directed to the tailings thickener. Tailings are thickened and stored at a permitted facility on-site.
Mine Life and Production Forecast
The Mineral Reserves estimate as at December 31, 2014 reflects changes to metal price assumptions and updates, based on current knowledge of processing and treatment costs, of the cut-off grade used, resulting in a reduction in cut-off grade to $33.26 per tonne NSR using a silver price of $19.00 per troy ounce, from $35.52 per tonne NSR using a silver price of $25.00 per troy ounce, as reported in the Pirquitas Technical Report. As a result, open pit mining at the Pirquitas mine is estimated to end in 2017, with processing to continue thereafter. During the mine life, a stockpile will be developed and used as needed, but will constitute the majority of the plant feed once mining has ended.
Our production forecast for 2015 is 9.0 to 10.0 million ounces of silver and 10.0 to 12.0 million pounds of zinc.
Markets and Contracts
The Pirquitas mine produces a silver concentrate and a zinc concentrate. These concentrates are sold to smelters and metals traders globally. The Pirquitas mine receives payment based upon an agreed percentage of metal in the concentrate that is payable by the smelter or trader, less deductions for smelting, refining and penalty elements where applicable.
We have been successful in placing our 2015 annual production tonnage of Pirquitas mine concentrate with buyers. However, future sales and contract terms will depend on market conditions at the time of negotiation and sale.
Taxes and Duties
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine, which provided entitlement to fiscal stability benefits under Argentina’s Mining Investment Law. Such fiscal stability benefits included, among others, that the annual income tax rate would be set at approximately 33% of net income for the Pirquitas mine.

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In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) (“DNA”) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina. See “Legal Proceedings – Export Duties”.
Effective as of December 31, 2014, MPI was converted from a Delaware corporation to a Delaware limited liability company, MPLLC, and MPLLC is not subject to U.S. income tax. MPLLC is subject to withholding tax in Argentina on interest received from its Argentina branch at a rate of 35%.
As the Pirquitas mine is in operation, we are subject to VAT. Such VAT paid is recoverable from Argentina’s national taxation office. The process to recover VAT is highly regulated, complex and, at times, lengthy, but we anticipate recovering all VAT paid.
Environmental Conditions
In December 1998, consulting engineering firm Knight Piésold LLC (“Knight Piésold”) completed an environmental impact report (“EIR”) for Sunshine Argentina. The EIR contained a description and evaluation of environmental conditions that existed at the time, as well as foreseeable potential effects that development of the Pirquitas mine could have on the surrounding environment. The scope of the EIR was commensurate with the norms for environmental protection associated with Argentina’s applicable mining laws and guidelines established by international lending institutions such as the World Bank. The discussion below is either paraphrased or taken directly from the EIR.
Remnants of historic mining activities at the Pirquitas mine included derelict buildings, mine structures as well as tin-silver jig tailings and tin placer tailings along the Río Pircas. Flotation tailings had been discharged into the Río Pircas and scattered piles of gold placer tailings were left about 150 metres above the current level of the Río Pircas on paleo-river terraces to the south of the central mine camp. These areas comprise some 107 hectares of surface disturbance that existed prior to Sunshine Argentina’s acquisition of the Pirquitas property, some of which are now associated with acid rock drainage into the Pircas River watershed.
Surface and ground waters are known to be acidic and metalliferous down gradient from the historic mines above the Río Pircas canyon at Tres Placas, which is located approximately 1.5 kilometres downstream from the Pirquitas mine open pit. In addition, acidic and metalliferous ground water is present in the abandoned underground workings and in some natural springs in the area, suggesting that natural oxidation of sulphide mineralization which is widespread in the rocks found on the property is also contributing to background surface water contamination.
Upon its acquisition of the Pirquitas property, Sunshine Argentina noted that documents in the bankruptcy auction files did not mention environmental liabilities against the property, but did mention that Sunshine Argentina was “grandfathered” against environmental liabilities related to historic mining activities. Furthermore, the only condition the Argentina Ministry of Mines and Energy applied to its approval of Sunshine Argentina’s EIR, apart from the mandatory two-year update to the report, was the requirement that water quality monitoring be carried out.
In 2008, a second EIR was completed by Knight Piésold following start-up of mining activities and initiation of plant construction. While there were no observations or restrictions placed on us at that time, this study began a focus on the water management plan and on conceptual plans for mine waste stockpiles. A conceptual water treatment plant for neutralization of acid waters was anticipated with a treatment capacity estimated to be as much as 150 litres per second.
A party wishing to commence or modify any exploration or mining-related activity under Argentina’s mining laws, including property abandonment or mine closure activity, must prepare and submit an EIA, which much include a description of the nature of the proposed work, its potential risk to the environment and the measures that will be taken to mitigate that risk. The most recent update to our EIA for the Pirquitas mining operation was undertaken by Knight Piésold, and included engineering studies for the design of water management structures and mine closure design. Such EIA update was approved in December 2014 and is valid for a period of two years.

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Argentina currently has no specific mine closure legislation or requirements. However, we expect that closure options will eventually have to be proposed that may include passive or active neutralization features to return water to baseline conditions (acidic at the time of baseline studies) with some monitoring requirements. See “Risk Factors”.
Exploration and Development
We are focused on near-mine exploration at the Pirquitas mine to identify additional Mineral Resources to extend the life of current operations. In support of these activities, in 2014, we secured an exploration lease (or cateo) to explore an extensive adjacent property covering an area of 4,417 hectares. We have commenced a field exploration program, which has defined several prospective areas with drill targets, located within a three kilometre radius of the active open pit. These targets hold potential for silver-zinc mineralization in open pit and underground configurations.
Initial drill testing on these areas was performed in the fourth quarter of 2014 and we completed 3,177 metres of surface reconnaissance core drilling in 17 drillholes on prospects proximal to our current open pit operations. Results from this surface drilling show that two targets outside the San Miguel pit area warrant further assessment, as they yielded anomalous silver results. Closer to the San Miguel pit, the Médano target will be assessed further from underground.
Mineral Resources upgrade drilling also commenced in the San Miguel zone, on the Chocaya and Oploca vein sets, underlying the existing open pit workings. By the end of 2014, we completed five drillholes from existing underground workings, for a total of 1,717 metres. We have intersected multiple sub-parallel vein systems, with grades and mineralized widths in the main veins in line with expectations. Drilling continues and a detailed geotechnical assessment is underway. We are evaluating the option to extend the original drilling program from the planned 4,700 metres. Studies have also commenced to assess the potential for underground, high-grade mill feed from these vein systems and will continue through the first half of 2015.
MARIGOLD MINE
The following disclosure relating to the Marigold mine is based, in part, on information derived from the Marigold Technical Report prepared by James N. Carver, SME Registered Member, Karthik Rathnam, MAusIMM (CP), Thomas Rice, SME Registered Member, and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person under NI 43-101 and an employee of Silver Standard. The Marigold Technical Report is available for review under our profile on the SEDAR website at www.sedar.com. This disclosure has been updated to include information about the Marigold mine subsequent to the date of the Marigold Technical Report.
Project Description and Location
The Marigold mine is located in southeastern Humboldt County, in the northern foothills of the Battle Mountain Range, Nevada, U.S.A. The mine is situated approximately 3 miles (5 kilometres) south-southwest of the town of Valmy, Nevada at Exit 216, off Interstate Highway 80. Other nearby municipalities include Winnemucca and Battle Mountain, Nevada, which are located approximately 36 miles (58 kilometres) to the northwest and 15 miles (24 kilometres) to the southeast of the Marigold mine, respectively.
The authorized plan of operations (“PoO”) area of the Marigold mine currently encompasses approximately 19,560 acres (7,916 hectares), with approximately 5,010 acres (2,028 hectares) within the PoO permitted for mining-related disturbance. Land and mineral ownership within the PoO for the mine are generally noted as having a “checkerboard” ownership pattern. Mineral claims in the State of Nevada are federally-based and managed by the BLM.
We hold a 100% interest in the Marigold mine through our wholly-owned subsidiary, Marigold Mining Company. The surface and mineral rights we hold at the Marigold mine are comprised of: (a) certain real property; (b) a total of 229 unpatented mining claims; and (c) leasehold rights with respect to a total of 411 unpatented mining claims and millsite claims and certain surface lands.

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In accordance with each of the leases in respect of which we hold leasehold interests, we are required to make certain NSR royalty payments to the lessors and comply with certain other obligations, including completing certain work commitments or paying taxes levied on the underlying properties. Such NSR royalty payments are determined based on the specific areas of the Marigold mine that gold is extracted from and are payable when the related gold ounces extracted from such areas are produced and sold. The NSR royalty payments vary between 3.0% and 10.0% of the value of gold production net of offsite refining costs, which equates to an annual average ranging from 9.1% to 10.0%.
We hold active, valid permits for all current facets of the mining operations at the Marigold mine as required by county, state, and federal regulations, with the exception of any mining potentially conducted below the water table. We perform duties on leased lands pursuant to all federal and state requirements, and all of the leases in respect of which we hold leasehold interests are maintained in good standing. We also engage in concurrent reclamation practices and are bonded for all permitted features of the Marigold mine, as part of the State of Nevada permitting process.
Various waste dumps are located in the vicinity of the Marigold mine. Waste dumps are placed in lifts, with benches left on outside edges. With the short lifts and benches on the waste dumps, there has been no dump stability issues at the Marigold mine. The trout creek water diversion structure and flood control dam is located just east of the former Basalt Pit. It is designed for a 100-year storm event. The tailings storage facility has been decommissioned and reclaimed.
We will prepare a further Environmental Impact Statement (“EIS”) to permit the future mining of all pits to their planned maximum depths. The environmental baseline studies were initiated in 2013 to support the EIS process, which is anticipated to begin in early 2015. We have a reasonable expectation that all necessary operating permits will be granted within required timeframes to implement our life of mine plan. For a discussion of environmental liabilities at the Marigold mine, see “Mining Operations – Environmental Conditions” below.

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OREGON
IDAHO
CALIFORNIA
UTAH
ARIZONA
NEVADA
Marigold Mine
McDermitt
Humboldt County
Montello
Wells
Winnemucca
Carlin
Elko
Battle Mountain
Pershing County
Elko County
Washoe County
Lovelock
Lander County
Churchill County
Eureka County
Reno
Storey County
Fallon
Austin
White Pine County
Eureka
Virginia City
Carson County
Carson City
Ely
Minden
Yerington
Douglas County
Lyon County
Round Mountain
Hawthorne
Mineral County
Tonopah
Esmeralda County
Nye County
Pioche
Goldfield
Lincoln County
Beatty
Clark County
Las Vegas
789
80
306
305
EXPLANATION
City
Freeway
Highway
Major Road
County Boundary
N

Location of the Marigold Mine
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access
Access to the Marigold mine is via a three mile long public road consisting of hard packed clay and gravel, emanating from the Valmy, Nevada exit (Exit 216) off Interstate Highway 80.
Climate
The climate is typical of that seen throughout the Great Basin region of the western U.S.A., with temperatures ranging from highs of 104°F in summer to lows of 20°F in winter. Annual precipitation is relatively low, ranging from six to eight inches per year, with approximately 50% of precipitation occurring as snowfall during the months of December through March. The climate presents no restriction on the operating season and the Marigold mine operates year round.

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Local Resources and Infrastructure
The Marigold mine has significant infrastructure existing onsite for delivering power and water to the various mine shops, leach pad, and process and ancillary facilities. The property is located in a favorable area for natural resource development with significant existing resources to support the mining industry. The nearby towns of Winnemucca and Battle Mountain, Nevada host the majority of the local workforce. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 142 kilometres east of the Marigold mine and serves as a major hub for mining operations in northern Nevada. Employees are transported to the mine primarily by contract buses and light duty vehicles owned by us.
Electrical power is supplied to the Marigold mine from NV Energy, Inc. via an existing 120 kV transmission line and routed through a 25 kV grid.
Water for the Marigold mine is supplied from three existing groundwater wells located on the property, and we own groundwater rights collectively allowing up to 828 million gallons of water consumption annually, the majority of which is used as makeup water for process operations. Approximately 1,400 gallons per minute of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the heap leach pads, evaporation, processing operations and dust suppression.
The infrastructure facilities at the Marigold mine include ancillary buildings, offices and support buildings, access roads into the plant site, source of electrical power and power distribution, source of fresh water and water distribution, fuel supply, storage and distribution, waste management and communications. The overall site layout of the Marigold mine is shown in the figure below.
The tailings storage facility has been decommissioned and reclaimed. The only remaining activity concerning this facility is ongoing well monitoring. See “Mining Operations – Environmental Conditions” below.

N
5 North Ph1 (Backfilled)
5 North Ph2
Waste Dump
Hercules Ph1
Plant & Offices Area
Magazine
Waste Dump
Leach Pad
Mackay Ph1-9
Section Twenty
Waste Dump
Backfill
Waste Dump
0
1.000
miles

Marigold Life of Mine Site Map Showing Final Pit Limits and Waste Dumps and Leach Pads

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Physiography
Elevations at the Marigold mine range from approximately 4,500 feet to approximately 6,200 feet above mean sea level. Terrain varies from relatively flat alluvial plain through sloped foothills at the base of the Battle Mountain Range. Vegetation is comprised mainly of sagebrush, rabbit brush and a variety of grasses and forbs. Fauna are not abundant on the property primarily due to the lack of surface water and limited forage. No threatened or endangered plant or animal species have been noted in the Marigold mine’s operating area.
Sufficiency of Surface Rights
We own sufficient surface rights necessary for the current mining operations at the Marigold mine.
History
The following is a brief chronological description of mining that has occurred at the Marigold mine prior to our ownership:

•
1938-1968: The first recorded gold production from the Marigold property was from the underground mine in 1938. Approximately 10,000 tons of ore averaging about 0.200 ounces per tonne gold was processed before World War II halted production. Several unsuccessful attempts to open and operate the mine were made before exploration activities began in 1968.

•
1968-1985: Several companies conducted exploration programs in the Marigold area, completing a total of 126 exploratory drillholes. From 1983 to 1984, the Marigold Development Company excavated a small open pit over the historic Marigold underground workings, producing 3,100 tons containing 271 ounces of gold. In 1985, Vek/Andrus Associates drilled three holes in the Section 8 area of the Marigold property, just northeast from the old underground mine. Following encouraging results from this drilling, Cordex Exploration Co. (“Cordex”), an exploration syndicate composed of, among others, Lacana Gold Inc. (“Lacana”) and Rayrock Mines Inc. (“Rayrock Mines”), leased the Vek/Andrus Associates claim block in September 1985 and began a drilling program in November 1985 that resulted in the discovery of the 8 South ore body.

•
1986-1992: Following further drilling in the 8 South area in the spring of 1986, a joint venture between SFP Minerals Corporation and the Cordex group consolidated some of the land holdings over the Marigold area. In March 1988, Rayrock Mines made a production decision on the 8 South deposit and, in August 1989, the first gold doré bar was poured at the Marigold mill. In March 1992, Rayrock Mines purchased a two-thirds ownership interest in the property, and Homestake Mining Company (“Homestake”), which had taken Lacana’s interest through previous corporate mergers, held the remaining one-third ownership interest.

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1994-2001: In 1994, Marigold became a run of mine (“ROM”) heap leach operation. In March 1999, Glamis Gold Ltd. (“Glamis Gold”) purchased all of the assets of Rayrock Mines, resulting in Glamis Gold holding a two-thirds ownership interest in the Marigold mine, with Homestake continuing to hold a one-third ownership interest. By January 2001, a total of one million ounces of gold had been recovered from the property. In July 2001, Glamis Gold released a revised NI 43-101 technical report to present the Mineral Resources and Mineral Reserves for recently discovered mineralization in the “checkerboard” square known as Section 31.

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2006-2013: In 2006, Glamis Gold merged with Goldcorp, resulting in a subsidiary of Goldcorp holding a two-thirds ownership interest in the Marigold mine, as operator, and Homestake, which had been acquired by Barrick in 2001, continuing to hold the remaining one-third ownership interest. By mid-2009, two million ounces of gold had been recovered from the property.

On April 4, 2014, we completed the acquisition of the Marigold mine from subsidiaries of Goldcorp and Barrick.
Geological Setting
Regional Geology
The Marigold mine is located on the northern margin of the Battle Mountain – Eureka trend of mineralization, in the Battle Mountain Mining district, in north central Nevada, U.S.A.

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From east to west, the regional geology of the Basin and Range province is recognized as belonging to four distinct terranes. In western Nevada, accreted island arc and ocean floor rocks predominate; in east-central Nevada, accreted terranes were thrust eastward over cratonic basement; and in eastern Nevada, shelf sediments and a metamorphic belt are mapped.
Together the four terranes represent a complex history of extensional and compressional tectonics with the growth of the western part of the North American continent from the Proterozoic through to the Quaternary. Predominantly Paleozoic rifting and basin subsidence led to the formation of thick (thousands of feet) passive margin sedimentary sequences, and repeated interplate collisions caused accretion of arc related volcanics and ocean floor rocks which were pushed together with the basin sediments to form fold and thrust belts. Later extension related to subduction and back arc basin rifting resulted in the development of basin and range topography. Crustal thinning caused by the extension allowed the rise of magma close to the surface which produced extensive and voluminous magmatism from the mid Eocene to late Miocene. Crustal extension with bi-modal volcanism occurred in the region from the late Miocene to the present day.
Local and Property Geology
Three packages of passive margin sedimentary Paleozoic rocks are present at the Marigold mine. In ascending order, these are: the Valmy Formation; the Antler sequence; and the Havallah sequence. All of these rocks host minable gold on the property.

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Valmy Formation: The oldest known rocks in the Marigold area belong to the Ordovician Valmy Formation. These rocks consist of relatively deep water deposits of which three horizons are recognized: a lower succession interbedded quartzite and argillite; an intermediate package composed of meta-basalt, chert, and argillite; and an upper package of quartzite and argillite very similar to the lower unit. Uplift of the Valmy Formation rocks and creation of a paleo-highland occurred as a result of regional uplift and erosion during the upper late Devonian to Mississippian Antler orogeny. The top of the Valmy Formation marks a major regional depositional angular unconformity with the overlying Antler sequence. The contact is clearly marked with the abrupt transition from the underlying deformed fine to medium grained sedimentary rocks to the coarse clastic material of the Battle Formation.

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Antler Sequence: The Antler sequence is composed of Pennsylvanian to Permian-aged rocks assigned to three formations: the basal Battle Formation; the Antler Peak Limestone; and the Edna Mountain Formation. These formations consist of a sequence of continental shelf sediments including conglomerate, sandstone, limestone, chert and barite that were deposited in marine basins and troughs adjacent to the paleo-highland of Ordovician Valmy Formation. The Antler sequence rocks are relatively un-deformed except for Basin and Range fault offsets or tilting due to rotation along normal faults. The contact with the overlying Havallah sequence is unconformable and the Golconda thrust forms the boundary between them.

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Havallah Sequence: The uppermost package of Paleozoic rocks exposed at the Marigold mine is the Mississippian-Permian Havallah sequence. The Havallah is an assemblage dominated by siltstone, meta-volcanic, chert, sandstone and carbonates. These deep water marine units were obducted, as the sequence was pushed eastward along a basal thrust onto partially contemporaneous continental shelf sediments. The age of the tectonism is generally accepted to be late Permian. It is believed that both the age and distance of transport along the thrust is unclear, although evidence for tectonism is strong with the sequence being highly deformed and sliced into numerous blocks of contrasting rock types and structural style by both low and high angle faults.

At the Marigold mine, late Cretaceous narrow, or thin, porphyritic granodiorite to dacite dykes and sills are exposed in outcrop or by mining. These dykes generally intrude the stratigraphic package at high angles and trend northwest. Tertiary and Quaternary alluvium with intercalated tuff horizons and occasional basalt flows covers two-thirds of the bedrock geology on the property.
Mineralization
The deposits at the Marigold mine have been described as a “distal-type sediment-hosted gold-silver deposit”, related to Cretaceous to Eocene magmatism.

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The distribution of gold on the property is controlled by a combination of structure and stratigraphy. The general shape of the zones of mineralization are tabular, and geometries and attitudes appear to mimic those of bedding. Mineralized pods dip moderately-to-shallowly to the west and become steeper in and adjacent to the N10°E to N20°W normal faults. Gold mineralization is also concentrated at the intersection of these faults.
Sulphide mineralization occurs in favorable horizons and structural locations within sedimentary host-rocks and is a mix of pyrite, arsenopyrite, free gold, and assorted auriferous sulfides. Oxide mineralization was formed by the weathering of the sulphide mineralization as uplift and erosion exposed the deposit to the near surface environment. Ground water penetrated the Marigold deposits along fractures and faults, and over time, the sulphide minerals were oxidized. In the process of weathering, microscopic gold was liberated from sulphide material and deposited along with secondary minerals such as limonite and other oxide materials along fractures within the rocks.
The table below provides the key stratigraphic and structural elements controlling the mineralization at each deposit.

Deposit Name	Main Control on Mineralization	Host Rock	Length (m)	Width (m)	Thickness (m)	Preferred Trend in Plan
Antler	Favorable host rock	Antler- quartzite and argillite	722	177	40	NS
Basalt	Favorable host rock	Valmy- quartzite, argillite meta-basalt	1000	325	25	NS
Target II	Favorable host rocks and structural intersections	Edna Mtn, Antler, Battle conglomerate Valmy- quartzite	700	100	30	NS
Mackay	Favorable host rocks and steep structures	Valmy quartzite	3600	700 – 900	Number of zones up to 30	NS
8 South (included in Hercules)	Favorable host rocks and structures	Edna Mtn and Antler Peak Limestone	300	100	Up to 35	NS
5 North Phase 1	Favorable host rocks	Edna Mtn	260	90	10	NS
5 North Phase 2	Steep structure and favorable host rocks	Antler Peak Limestone	250	50	20	NNW
Exploration
After our acquisition of the Marigold mine, we initiated a review of the exploration activities conducted by previous owners. Based on this review, we initiated a gravity survey at a grid spacing of 500 feet by 500 feet in areas not previously covered by a gravity survey. The main objective of this work was to delineate possible fluid conduits or feeder structures for the Marigold mineralization.
The planning and design of this gravity survey was contracted to James L. Wright of JL Wright Geophysics, Spring Creek, Nevada. The field data collection and execution of the survey was undertaken by Magee Geophysical Services LLC of Reno, Nevada. The gravity measurements were collected from 1,358 stations using two La Coste & Romberg Model-G gravity meters. A total of 40 planned stations were skipped due to active mining and/or unsafe ground conditions.
Topographic measurements were collected simultaneously with the gravity readings at each station using the Real-Time Kinematic (RTK) GPS method. Where it was not possible to receive GPS-based information via a radio modem, the Fast-Static (post-processing) method was used.
The gravity data collected was processed and interpreted by James L. Wright of JL Wright Geophysics. The data processing involved removal of spurious anomalies produced by dumps and leach pads. The survey successfully defined and confirmed the north-south structural zone as well the north-east and north-west structures. Coupled with other historical geophysical programs conducted by previous owners of the Marigold mine, this information has provided a more complete structural understanding of the subsurface geology at the property to aid in our exploration program.

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Drilling
Prior to our acquisition of the Marigold mine, as at December 31, 2013, a total of 6,860 drillholes for approximately 4,453,452 feet of drilling had been completed on the Marigold mine. The first hole was drilled in 1968 and drilling continued sporadically until 1985, when Cordex began systematic exploration of the 8 South area.
Since acquiring the Marigold mine in April 2014, we have completed a total of 117 drillholes for 75,094 feet of drilling, as set out in the table below.

Year	Company	No. RC Holes	RC Feet(1)	No. Diamond Holes	Diamond Feet(1)	Total Holes	Total Feet(1)
1968-1985	Various exploration and mining groups	126(2)	23,088(2)	‑(2)	‑(2)	126	23,088
1985-1999	Cordex and Rayrock Mines	2,350	1,093,585	8	7,139	2,358	1,100,724
1999-2006	Glamis Gold	2,498	1,589,958	8	6,659	2,506	1,596,617
2006-2013	Goldcorp	1,856	1,706,570	14	26,453	1,870	1,733,023
2014	Silver Standard	116	71,040	1(3)	4,054(3)	117	75,094
Total		6,946	4,484,241	31	44,305	6,977	4,528,546
Notes:

(1)	1 foot is equal to approximately 0.3048 metres.

(2)
No documentation of drilling method at the Marigold mine is available for these drillholes. However, before RC drilling became widely adopted in the mid-1980s, conventional single tube drilling was often relied upon as the exploration drilling technique. It is suspected that single tube drilling was used during this time period, with only occasional diamond drillholes utilized.

(3)
Only one diamond core drillhole was completed at the end of 2014. Two diamond core drillholes were in progress and the total diamond core footage drilled during 2014, including the completed diamond core drillhole, was approximately 9,284 feet.

Various Exploration and Mining Groups: 1968 to 1985
There are no documents available detailing the specific type of drilling and sampling procedures used with these programs. It is assumed that conventional single tube drilling was used during this time period, with only occasional diamond drillholes utilized. These drillholes are located in areas that have been mined or are outside of the current resource area of the Marigold mine.
Cordex and Rayrock Mines: 1985 to 1999
Drilling by Cordex and Rayrock Mines was predominantly by RC, with drillhole diameters between 5.5 inches and 6 inches. Drilling until 1994 had mainly targeted the high grade zone (greater than 0.05 ounces per tonne gold) in the 8 South deposit with a focus on gold recoverable in a mill and cyanide gold recovery circuit. In 1994, as these higher grade zones were depleted, the decision was made for the operation to begin to migrate to a ROM heap leach operation. Consequently, the exploration strategy at the Marigold mine was adjusted to explore for and discover large tonnage ore deposits with average grades equal to or greater than 0.01 ounces per tonne gold.
Prior to 1994, no downhole surveys were performed to measure the drill deviation in angle and azimuth on drillholes. After 1994, selected drillholes were surveyed for drillhole deviations using gyroscopic drillhole survey tools and various survey contractors.

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Glamis Gold: 1999 to 2006
RC drillholes were generally 5.5 inches in diameter and were sampled on five foot intervals. Water was injected as part of the RC drilling process. The samples were split by a wet rotary splitter and collected in a sample bucket. These samples were then scooped into two pre-numbered (drillhole number and footage) sample bags weighing approximately five to ten pounds each. One sample bag was dispatched to the laboratory while the other sample bag was stored for a period of three months. Representative rock chip samples were collected using a sieve and stored in compartmentalized chip trays for logging and archive. The chip trays were numbered to coincide to the drillhole and the sample bags. The numbered sample bags and chip trays were provided to the contract drilling company by the Marigold exploration geologists or geotechnicians, and samples were collected by the drilling company. Sample loss by recovery was noted on the logging sheets from broken (fault) zones where drill recovery was low or there was no recovery.
RC sample chip trays were transported to the logging shed while the sample bags were taken to the onsite laboratory for assaying. During high production drilling campaigns, the onsite mine laboratory was unable to process all of the samples. When this occurred, excess samples were dispatched to external laboratories for analysis.
Diamond core drilling intervals were halved either using a core saw or a core splitting machine prior to sampling, and sampling intervals were defined by geologists and based on rock type and the visual identification of alteration or mineralisation.
Glamis Gold did not undertake downhole surveys on all holes and, as a result, only select holes were surveyed for downhole deviation in angle and azimuth. When a downhole survey was conducted, a contractor performed the survey within the drill pipe inner sample return tube using gyroscopic survey instruments. There are no records of the make or model of the survey tools used by such contractors to Glamis Gold.
Goldcorp: 2006 to 2013
RC drillholes were water injected to aid the drilling and to suppress fugitive dust. One sample was collected for every five foot interval that was drilled. The samples were split by a wet rotary splitter and collected directly into a pre-numbered (drillhole number and footage) sample bag, which eliminated any double handling of the sample. Representative chip samples were collected using a sieve and these were stored in matching labelled compartmentalized chip trays. The chip trays were numbered to coincide with the drillhole and sample numbers. The numbered sample bags and chip trays were provided to the contract drilling company by Marigold geologists or geotechnicians, and the drilling contractor collected the samples and filled the chip trays. The RC chip trays were transported to the logging shed while the drill samples for assay were taken to the onsite laboratory or dispatched to an external assay laboratory, which was either American Assay Laboratories (“AAL”), Inspectorate or ALS Chemex.
Core drilling, predominantly HQ core size, was undertaken in order to provide samples for density testwork and geotechnical studies. The core recovery was generally good (greater than 80%) and no major core losses were noted.
The majority of the diamond core and RC drillholes were surveyed for deviation in azimuth and dip at 50 foot intervals using a contractor and the Reflex gyroscopic downhole survey tool. A total of 179 drillholes (less than 10%) were not surveyed either because the hole was less than 405 feet in length or could not be surveyed, due to operational issues. If the drillhole extended beyond the depth that the survey was able to cover due to timing or if the driller pulled back due to ground conditions prior to the survey, then the contractor calculated the best fit to the curve of the deviation of the drillhole and projected this deviation to the final total depth of the hole.
Goldcorp and Barrick supported ongoing near mine exploration work at the Marigold mine between 2006 and 2013. This included capital funds for development drilling for mineral conversion and expensed funding for exploration drilling to discover additional Mineral Resources. This exploration work led to the discovery of mineralization in the Red Dot area, while the development work grew the Antler and Basalt deposits into one larger open pit with discovery and definition of additional Mineral Resources near and between these two deposits. Subsequent exploration drilling campaigns have expanded on the potential for an area which encompasses the 8 South, 8 North, 8 Deep and the Terry Zone North deposits, all of which comprise the Hercules exploration area.

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Silver Standard: 2014
In June 2014, we initiated a program of infill and exploratory RC drilling, which targeted the discovery of near-surface gold mineralization proximal to the Marigold mine’s open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. See “Exploration and Development” below.
The RC drillholes were 5.5 inches in diameter and water was injected to aid the drilling and to suppress fugitive dust. One sample was collected for every five foot interval that was drilled. The samples were split by a wet rotary splitter and collected directly into a pre-numbered (drillhole number and footage) sample bag, which eliminated any double handling of the sample. A field duplicate sample was collected at every 250 feet, which represents 2% of the total samples in a drillhole, as a QC check. The splitter has two sample collecting sprouts and these were used to collect the two samples. Representative chip samples were collected using a sieve and these were stored in matching labelled compartmentalized chip trays. The chip trays were numbered to coincide with the drillhole and sample numbers. The numbered sample bags and chip trays were provided to the contract drilling company by Marigold geologists or geotechnicians, and the drilling contractor collected the samples and filled the chip trays. The RC chip trays were transported to the logging shed while the drill samples for assay were taken to the onsite laboratory or dispatched to AAL.
Core drilling, predominantly HQ core size, was undertaken to test the potential for a deep high-grade sulphide mineralisation. The core recovery was generally good (greater than 80%) and no major core losses were noted.
All of the drillholes, except for two RC drillholes, were surveyed for deviation in azimuth and dip at 50 foot intervals using a contractor. A Reflex gyroscopic downhole survey tool was used for the survey. A contractor was also used to carry out a corelog survey to measure the orientation of the bedding, fractures and joints in the diamond core drillhole.
Sampling and Analysis
Exploration activities by Rayrock Mines, Glamis Gold and Goldcorp have contributed the majority of the assays in the Marigold Mineral Resources database spanning the period from 1985 to 2013. Sampling and analytical procedures are known and documented covering this period, and it is assumed that analytical information prior to 1985 has no impact on the current Mineral Resources, as those volumes containing samples collected prior to 1985 have been mined out.
The majority of the samples that inform the Mineral Resources database were generated from RC drill cuttings. In general, the practice for the collection of RC samples has changed very little since 1985; however, there have been numerous sequential improvements in sample preparation, security and analysis to date. As an operating mine, Marigold generally followed and has continued to follow industry best practices.
At the Marigold mine, there is an extensive sample storage facility that preserves the raw sample material which supports the Mineral Resources database. Most of the laboratory pulp reject (since 1987), coarse reject (since 2006) and split diamond drill core are catalogued and stored securely in shipping containers on the property.
Sample Preparation and Analysis
Until the end of 1999, fire assay with a gravimetric finish was the preferred analytical method for gold in samples submitted for analysis. Since then, all samples have been subjected to first pass gold cyanide solution assay, which if above 0.005 ounces per tonne gold was followed by a fire assay determination with gravimetric finish (for the onsite Marigold laboratory), or fire assay with atomic absorption spectroscopy (“AAS”) finish and fire assay with gravimetric finish for overlimits, at commercial laboratories.
During our 2014 drilling program, all samples generated from RC drilling, except for six drillholes, were prepared and assayed at AAL. All samples were fire assayed with ICP finish, which if above a cut-off grade of 0.003 ounces per tonne gold was followed by a cyanide solution assay. A total of six drillholes drilled as a part of the sterilisation program to condemn the area demarcated for waste dump in Section 29 of the Marigold mine was prepared and assayed at the onsite laboratory. These samples were subjected to first pass gold cyanide solution assay, which if above a cut-off grade of 0.003 ounces per tonne gold was followed by a fire assay determination with gravimetric finish.

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All of the core generated from our deep sulphide exploration project in 2014 was logged and split at site. The samples were fire assayed with ICP finish followed by multi-element ICP analysis at AAL. The split diamond core, coarse rejects and laboratory pulp rejects were stored securely in shipping containers on the property.
Quality Assurance/Quality Control (“QA/QC”) Procedures
The oldest hole in the Marigold exploration database is from 1968. Quality assurance procedures for the exploration drillhole database has varied with time, and naturally was not consistent with current best practice. However, a well-preserved collection of pulp samples from exploration drillholes during the period from 1987 to 2013 has allowed for repeat analysis at a single laboratory and a comparison of the original and repeat analyses. In 2014, a total of 2,562 pairs were selected to represent the grade, temporal and spatial distributions of drilling programs undertaken from 1987 to 2013 and repeat assays carried out at AAL in Sparks, Nevada.
We compiled all available QA/QC data from the Marigold mine and contracted AMEC Americas Limited (“AMEC”) to review the adequacy of the historical QA/QC methods and results. As historical QA/QC procedures at the Marigold mine did not meet current standard best practices, we collected a spatially and temporally representative selection from the well-preserved drillhole sample pulps (from the years 1987 to 2013) stored at the property and sent these to a commercial laboratory for analyses. The aim of this re-assay program was to check the assay quality, i.e., accuracy and precision, from the laboratories that were used in the years 1987 to 2013. Drillhole sample pulp material was not available for the period 1968 to 1987.
In total, 2,562 pairs were collected from storage. Certified reference material and blanks were inserted into the pulp sample list at the rate of one certified reference material and one pulp duplicate in 20 samples and one blank in 50 samples these pulps were then submitted the to the ISO 17025 certified AAL facility in Sparks, Nevada for analysis. AAL is independent from Silver Standard.
Silver Standard analyzed the results of the re-assay program by producing Scatter, half absolute relative difference and quantile-quantile plots. The data from the original and repeated assays were paired and compared on a scatter plot. The plot shows excellent correlation between the two data sets, and no bias is evident.
The 2014 pulp re-assay program returned values which do not demonstrate any systematic errors in the accuracy or precision of analytical assays from the period 1987 to 2014. The results from the 2014 pulp re-assay program show the quality of the assay analysis only, and give no indication of other potential sampling errors at any stage of the sample collection and preparation stage.
As part of the QC protocol for our 2014 drilling program, we inserted 5% of certified reference material, 2% of blanks and 2% of field duplicates onto the sampling stream. QC sample data was monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data were within acceptable limits and those batches outside the limits were re-submitted for analysis in a timely manner. QC samples included eight reference standard samples, unmineralized “blank” samples and field duplicate samples. The certified reference material was purchased from ROCKLABS. Based on the results of the standard control samples, the assay data generated is unbiased and accurate, and suitable for use in our Mineral Resources estimation. Blank control samples indicated that sample cross-contamination was not an issue during the analytical work. The variability in the field duplicate control sample assays were within acceptable levels of precision.
Data Verification
As a part of the data verification process, AMEC was commissioned to review the database for material issues that might impact on the preparation of the Mineral Resources estimate. As a result of this initial investigation, AMEC was also retained to assess the impact on the database of drillholes that were missing downhole surveys and to check for indications of possible downhole grade contamination in the RC drilling. AMEC identified no critical flaws in the Marigold database.
Apart from the AMEC review, the following data verification steps were conducted as part of the generation of the Mineral Resources estimate presented in the Marigold Technical Report:

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•	Ongoing input into exploration drilling and real-time involvement in planning and location of drillholes, regular field checks on drill and sampling systems.

•	Downhole survey validation for major deviations and laboratory assay data validation for anomalous assay value and failure of internal QC samples.

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The elevations of all drillhole collar co-ordinates surveyed were checked against the original/current/depleted topographic surfaces for a variation of more than 20 feet and no discrepancies were noted.

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Re-logging of select drillholes to confirm lithology for sectional interpretation. A number of drillholes were found to have a rock formation identified incorrectly. These do not materially impact the Mineral Resources, but are improvements to be made for the future.

•	Profiles of all mined out pits, backfilled pits and dumps cross checked and incorporated to the current mining topography.

•	Database checks with iterative correction for any anomalies (generally typographic errors, including mislabeled drillhole numbers, sample interval mismatches or any other data entry errors).

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Approximately 10% of the data or 93,957 records from the entire drillhole database from approximately 500 drillholes out of 6,864 were manually checked between August 2012 and June 2014, against the original hard copies for data entry errors. Less than 1% of the drillholes had issues, and these were corrected.

Two major technical issues were identified with the Marigold Mineral Resources database: drillholes missing downhole surveys; and some samples were only assayed by cyanide soluble analysis and not by fire assay. However, based on the verification steps and adjustments outlined and the results of the drillhole interval sample pulp re-assay program, the Marigold exploration data (including collar, survey, lithology and assay data) is suitable for use in the generation of classified Mineral Resources and Mineral Reserves, which can form the basis for mine planning studies.
During our 2014 exploration program, all of the drillholes, except for two RC drillholes, were downhole surveyed and all the samples were fire assayed and samples greater than the cut-off grade of 0.003 ounces per tonne gold were assayed by cyanide soluble method. All assay data was provided directly to us by AAL and directly entered into the Marigold Mineral Resources database. A randomly selected proportion (10%) of the 2014 data in the database was cross-checked against the hard copies of assay certificates, logging sheets, downhole survey and collar worksheets, and no errors were noted.
Security of Samples
The bulk of the sample values in the Mineral Resources assay database are for samples analyzed at the secure onsite Marigold laboratory. Samples shipped offsite were either delivered to a commercial lab by an exploration department geologist or technician, or were collected from the property by employees of the Marigold laboratory, and all samples were sent with a manifest listing the number of samples included in the shipment. Exploration personnel are unaware of any instances of tampering with samples either on site or in transit to a laboratory.
During our 2014 drilling program, core and RC samples were in the custody of our Marigold mine exploration team from collection through labeling and bagging. Thereafter, such samples were in the custody of AAL, who transported the samples from site to its laboratory in Sparks, Nevada. We are not aware of any deliberate attempts to compromise samples.
Mining Operations
Mining Method
Marigold uses a standard open pit mining method with a current mining rate of approximately 231,000 short tons, or 210,000 metric tonnes, per day. The property undertakes conventional drilling and blasting activities with a free faced trim row blast to assure stable wall rock conditions.

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Mining is done on 50 foot (15.2 metre) benches for pre-stripping waste and 25 foot (7.6 metre) benches for ore. Loading operations take place mainly with three primary loading shovels. Backup loading is done with a front end loader. Waste and ore haulage is performed with a fleet of 320 short ton (290 metric ton) primary haulers and a backup fleet of 190 short ton (172 metric ton) trucks.
We own the mining equipment fleet and there are currently no contract mining operators onsite, except in respect of drilling and blasting. Equipment maintenance is done on site for all equipment.
Metallurgical Process
The Marigold processing plant and facilities incorporate standard industry ROM heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal (doré) product. ROM ore is delivered to the leach pad and stacked in 20 to 30 foot (6.1 to 9.1 metre) lifts. The heap leach pad consists of 18 separate cells. Approximately 4.3 million square feet (400,000 square metres) of pad area are leached at any given time.
Barren leach solution (cyanide bearing solution, very low in gold grade) is applied selectively to different areas of the pad. The leach solution is pumped to the leach pad and the pregnant solution (gold bearing) from the leach pad is then collected in a pregnant solution pond(s) before it is pumped to carbon column trains where gold is absorbed from solution onto activated carbon. Carbon loaded with gold is taken from the carbon columns and transported to the process facility where gold is stripped from the carbon by solution. The precious metal bearing solution is passed through electro-winning cells where metals are plated out. The plated material is retorted for mercury removal and drying prior to smelting for final precious metal recovery.
Cumulative gold produced from the Marigold leach pads is equivalent to 71.6% recovery (through September 2014); whereas total gold recovery including recoverable gold inventory in the pads is estimated at 74.1%. Gold recovery from future ores is estimated to be 73%, based on reviews of historical data and metallurgical test work on future ores.
Mine Life and Production Forecast
Our life of mine estimate for the Marigold mine includes recoverable gold on the leach pads and gold doré on hand as at October 1, 2014, all of which is sold over the remaining life of mine. The Marigold mine will produce 1,598,758 ounces of payable gold sold over an active mining period of nine years. Total life of mine production includes a further approximately 60,000 ounces of payable gold sold that are on the leach pads as at October 1, 2014, for total production of 1,658,799 ounces of payable gold sold.
Our production forecast at the Marigold mine for 2015 is 160,000 to 175,000 ounces of gold.
Markets and Contracts
We currently produce gold/silver doré bars at the Marigold mine. The doré refining terms are typical and consistent with standard industry practices and similar to contracts for the refining of doré elsewhere in the world. The doré is securely transported by road freight to a refinery, refined into gold bullion and sold to banks that specialize in the purchase and sale of gold bullion.
There are a number of acceptable refineries with the capacity to refine doré bars to pursuant to an agreement within industry standards.
Taxes
We are subject to each of the following taxes:

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Nevada Net Proceeds of Minerals: The State of Nevada imposes a 5% net proceeds tax on the value of all minerals extracted in the state. This tax is calculated and paid based on a prescribed net income formula, and is a deductible expense for U.S. federal income taxes.

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Nevada Property Tax: Humboldt County assesses property tax on 35% of the total appraised value of the Marigold mine’s real and personal property. This property tax is a deductible expense for U.S. federal income taxes.

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Humboldt County Sales Tax: The State of Nevada sales tax rate for Humboldt County is 6.85%. Supplies and materials used in mining operations are taxed by the vendor at this rate. This sales tax is not recoverable, but is a deductible expense for U.S. federal income taxes.

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U.S. Federal Income Tax: The effect of income taxes is expected to be a nominal tax rate of 20% of earnings allowing for cost depletion, depreciation and amortization, as calculated under the U.S. federal rules for alternative minimum tax.

Environmental Conditions
The Marigold mine has undergone several significant actions under the National Environmental Policy Act (“NEPA”) in the normal course of operations planning, the most recent of which was an Environmental Assessment conducted for the Target 3 PoO Amendment in 2013. The Decision Record for the Environmental Assessment was signed on October 31, 2013, and noted a “Finding of No Significant Impact” for the proposed action with implementation of recommended mitigation related to altering a waste rock footprint to avoid an adjacent cultural resource site. This mitigation was completed in November 2013.
At present, there are no known environmental issues that impact our ability to extract Mineral Resources at the Marigold mine. Specifically, no threatened or endangered species are known to exist at the site, there are no year-round watercourses on the property, groundwater is very deep and not impacted by mining operations and all environmental regulations and permit conditions are continuously being met. Cultural resource surveys have been conducted across the Marigold mine, and an approved avoidance, distance buffer and mitigation program is in place as part of the existing PoO.
Waste rock is managed in several designated surface storage areas within the property boundary, concurrently reclaimed to 3:1 slopes when the sequence of mining operations allow, and then re-vegetated with native seed mixes. Some backfilling of older pits with waste rock is also conducted when possible. To date, all waste rock encountered at the Marigold mine has been oxide in nature and non-acid generating as confirmed by quarterly sampling. There are no waste rock areas with observed runoff or stability concerns.
The only tailings area at the property operated during the period of 1989 to 1999. Such tailings impoundment has been reclaimed and revegetated, and the State of Nevada Engineer’s office no longer lists it as a permitted dam. While it was in operation, the Marigold tailings dam did exhibit a leak through its clay liner to the alluvial substrate below. This issue was reported to applicable environmental agencies at that time, and modeling was completed to confirm a lack of threat to groundwater approximately 450 feet (137.2 metres) deep at that location. Monitoring of this pulse of tailings leakage has been ongoing since tailings closure, and continues to confirm the pulse is naturally attenuating and does not pose a threat to impact groundwater. These monitoring results as well as an annual model update report are submitted to State and federal agencies.
We have an extensive monitoring program in place at the Marigold mine for both groundwater quantity and quality, as well as seasonal surface water quantity and quality. Results from this program as well as long term trend data is reported to both State and federal agencies. Air, geochemical, vegetation, wildlife, and industrial health monitoring are also conducted regularly according to permit requirements. Agency representatives conduct routine compliance inspections on a quarterly basis.
State regulatory requirements mandate a formal closure plan be filed two years prior to the facility actually commencing closure. The BLM and State both require a tentative closure plan as part of normal NEPA and operating permit requirements. These closure plans in respect of the Marigold mine have been filed and maintained, which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, include discussions on removal of most infrastructure, monitoring and notably long-term heap leach drain down solution management. The current approved closure plan anticipates a series of evapo-transpiration cells to manage long-term solution drain down following an approximate two year period of active solution volume reduction through evaporation.

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Exploration and Development
By the end of 2014, we had completed a total of 21,653 metres in 116 RC drillholes on gold oxide targets in the Mackay, Hercules, 5 North and 8 South areas of the Marigold mine under our exploration drill program. A total of 81% of these drillholes reported mineralized intercepts above our Mineral Resources cut-off criteria, as set out in the Marigold Technical Report. Positive drill results added higher grade Mineral Resources to the 8 South pit area, which have been included in our updated Mineral Resources estimate for the Marigold mine as at December 31, 2014. See “Mineral Properties – Summary of Mineral Reserves and Mineral Resources Estimates”. We have continued exploration in the 8 South area into 2015 and continue to see positive results from this higher-grade mineralized area.
Our deep sulphide exploration project seeks to evaluate the potential for a high-grade underground mineral deposit at the Marigold mine. In the fourth quarter of 2014, we completed one core drillhole to 1,235 metres depth and two more were in progress at December 31, 2014, for a total of 2,829 metres drilled. Drill results have confirmed the existence of permissive rock units underlying the oxide-ore bearing Valmy Formation currently being mined. Our geological and structural assessment will continue through 2015, with three further deep core drillholes planned.
PROJECTS
Pitarrilla Project
The Pitarrilla project is a wholly-owned silver project located within the Municipality of Inde, on the eastern flank of the Sierra Madre Occidental mountain range in the central part of Durango State, Mexico. The project is held by our wholly-owned subsidiary, Silver Standard Durango, S.A. de C.V., and comprises 6 contiguous mineral claims covering an area of approximately 32,840 hectares as at December 31, 2014.
In a news release dated December 4, 2012, we announced the results of a feasibility study for the Pitarrilla project. On December 17, 2012, we filed the Pitarrilla Technical Report in support of the feasibility study. A copy of the Pitarrilla Technical Report is available under our profile on the SEDAR website at www.sedar.com.
During 2013, we completed certain pre-construction activities on the Pitarrilla project, including pilot plant tests, road construction and water drilling. In June 2013, we submitted the EIA to the federal environmental regulator in Mexico, Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”).
In October 2013, the Mexican government approved certain amendments to Mexico’s mining taxation system to impose new taxes and royalties on mining activities. Given the significance of these changes, we deferred the open pit construction decision, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project in the fourth quarter of 2013.
On February 14, 2014, we were advised that SEMARNAT did not approve the EIA for the Pitarrilla open pit mine, primarily because sufficient water rights had not been secured. Our ability to secure water rights is currently limited due to a temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico.
During 2014, activities at the Pitarrilla project were limited to surface rights acquisition, review of alternative development options and brownfields exploration activities on our land holdings adjacent to the project. Activities will continue to be restricted until a time at which a decision is made to proceed with the development and production of the Pitarrilla project. In light of the foregoing, we have reclassified the Mineral Reserves at the Pitarrilla project to Mineral Resources.
The Pitarrilla project remains an important development asset in our portfolio with significant Mineral Resources of silver, lead and zinc. See “Mineral Properties – Summary of Mineral Reserves and Mineral Resources Estimates”.

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San Luis Project
The San Luis project is a wholly-owned high-grade gold-silver project located in the Ancash Department of central Peru. The project is held by our wholly-owned subsidiary, Reliant Ventures S.A.C., and consists of 43 mineral concessions covering an area of 35,522 hectares.
On June 4, 2010, we filed a NI 43-101 technical report entitled “Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru” (the “San Luis Technical Report”), which summarized our feasibility study on the Ayelén vein at the San Luis project. A copy of the San Luis Technical Report is available under our profile on the SEDAR website at www.sedar.com.
On September 10, 2012, Peru’s Ministry of Mines and Energy approved the EIA for the mining operation of the Ayelén deposit. An extension to our EIA has since been granted, and is valid to September 19, 2017. Prior to such date, we must begin development activities at the San Luis project.
The San Luis project includes several vein systems across an area of land whose surface rights are held by two local communities, Ecash and Cochabamba. The execution of the San Luis project requires land access and use negotiations to be completed with both communities. We successfully entered into a land use agreement with the Cochabamba community in 2011. In 2013, we signed a five-year exploration agreement with the Cochabamba community, granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis project.
In June 2013, we drill tested a copper-molybdenum porphyry target known as the BP Zone. This short program saw the completion of two diamond core holes for a total of 1,413 metres. While the nature of the hydrothermal alteration and the mineralization that was encountered by the drillholes was fairly typical of porphyry copper deposits, metal grades were insufficient to warrant further exploration.
We also identified an additional potential high grade gold vein target, the Bonita Zone, located entirely within the area held by the Cochabamba community. In the third quarter of 2014, we completed two diamond drillholes under Phase 1 of an initial drill evaluation program in the Bonita Zone.
In the fourth quarter of 2014, we experienced continued delay in our dialogue with the Ecash community. Furthermore, discussions with the Cochabamba community concerning access for exploration activities prompted us to deliver notice on our land access agreements with such community. We are pursuing revised agreements with the Cochabamba community that provide for a balanced and sustainable relationship between the parties. We are also continuing to seek re-engagement opportunities with the Ecash community. Community elections for both the Ecash and Cochabamba community official representatives were held recently, providing an opportunity to re-open meaningful discussions with such communities in the first half of 2015.
OTHER PROPERTIES
Parral, Mexico
We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating such properties for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.
Other Exploration Projects
Under current fiscal conditions, we have minimized capital available for non-core exploration activities, and during 2014, we continued a detailed appraisal of our large property portfolio to determine which properties to advance along with our corporate strategy, and which properties to relinquish. This resulted in the sale of the Challacollo project in Chile in February 2014, and the relinquishment of certain other non-core properties in Mexico in 2014.

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RISK FACTORS
An investment in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of operation, exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment in our securities. You should carefully consider the following risk factors along with the other matters set out in this Annual Information Form.
RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY
Our production, development plans and cost estimates may vary and/or not be achieved.
We have prepared estimates of future production, operating costs and capital costs for the Pirquitas mine and the Marigold mine, and the technical reports for our projects contain estimates of future production, development plans, operating and capital costs and other economic and technical estimates relating to these projects. We cannot assure you that such production, plans, costs or other estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations (including environmental permitting for the Marigold mine, and import restrictions for equipment and material required for operations at the Pirquitas mine) imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.
We may be unable to replace our Mineral Reserves.
We must continually replace our Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Our exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of our Mineral Reserves will not be offset by discoveries or acquisitions. Our mineral base may decline if Mineral Reserves are mined without adequate replacement and we may not be able to sustain production beyond the current mine lives, based on current production rates. If our Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on our future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.
Changes in the market prices of silver, gold and other metals, which in the past have fluctuated widely, will affect our operations.
Our profitability and long-term viability and the economic feasibility of our mineral properties depend, in large part, on the market price of silver, gold, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

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•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.
We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver, gold and other metals would affect the profitability of the Pirquitas mine and the Marigold mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver, gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver or gold production from mines developed or expanded as a result of current metal price levels.
Political or economic instability or unexpected regulatory change in the countries where our mineral properties are located could adversely affect our business.
We currently conduct operations in Argentina and the United States, and have exploration projects in Mexico, Peru, Argentina, Canada and the United States, and as such we are exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: royalties and tax increases or claims by governmental bodies; expropriation or nationalization; employee profit-sharing requirements; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; cancellation or renegotiation of contracts; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights and judgments; and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could adversely affect our business.
The regulatory environment in Argentina continues to provide a challenging cost environment, especially with inflation at elevated levels. For example:

•
On October 26, 2011, the Federal Government of Argentina announced that future export revenues derived from mining operations in Argentina must be repatriated to Argentina and converted into Argentine currency prior to being distributed either locally or overseas. The distribution of earnings overseas requires Argentine currency to be converted into foreign currency for repatriation. A bank transaction tax of 0.6% applies to the conversion of Argentine pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina, and although the Fiscal Agreement includes stability over foreign exchange controls, the Federal Government removed such benefits with this decree.

•
In early 2012, Argentina’s Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export proceeds from 180 days to 15 days, which caused the Pirquitas mine to temporarily suspend shipments while we assessed the potential impact of this resolution. Subsequently, the time permitted to repatriate export proceeds was increased to 30 days and then to 140 days for silver and zinc concentrates, which enabled us to recommence shipping. In September 2012, a revised resolution reinstated the 180 day time limit for silver concentrate only.

•
During 2012, the Central Bank of Argentina increased its involvement in U.S. dollar inflows and outflows, and Argentina continued to experience high inflation along with a weakening currency. The Federal Government of Argentina has also introduced measures (both written and non-written) requiring local sourcing of equipment and supplies wherever possible. Delays associated with these import restrictions have the potential to affect certain aspects of operations at the Pirquitas mine, such as maintenance and new construction that are dependent on imported goods.

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Additionally, the taking of property by nationalization or expropriation without adequate compensation is a risk in certain jurisdictions in which we have operations. Expropriation, or the threat of expropriation, is often the result of poor economic conditions within a country or has underlying political rationales. Although we do not presently anticipate that any of our properties will be the subject of expropriation, there can be no assurance that this will not occur. Such governmental actions may have an adverse impact on our operations and profitability.
For example, in October 2013, the Mexican government approved certain amendments to Mexico’s mining taxation system to impose new taxes and royalties on mining projects, which came into effect on January 1, 2014. Given the significance of these changes, we deferred the open pit construction decision, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project in the fourth quarter of 2013.
We may be adversely affected by future fluctuations in foreign exchange rates.
We maintain our cash and cash equivalents primarily in U.S. dollars, Canadian dollars and Argentine pesos. Our revenues are in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Mexico, Peru, Chile and Canada or other countries where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. With the operation of the Pirquitas mine, our costs denominated in Argentine pesos have increased over past levels, and we therefore have greater exposure to Argentine currency fluctuations. In addition, any decrease in the Canadian dollar or Argentine peso against the U.S. dollar will result in a loss on our books to the extent we hold funds or monetary assets denominated in those currencies. As a result, our financial performance and forecasts may be significantly impacted by changes in foreign exchange rates.
For example, in early 2014, the Argentine peso saw a significant devaluation, as the government reduced intervention and relaxed capital controls, but since that time the peso has reverted to a steady devaluation against the U.S. dollar. The devaluation reduced the value of our Argentine peso-denominated assets, principally cash and VAT receivables, and decreased our Argentine peso-denominated liabilities, principally accounts payable, when expressed in U.S. dollars.
We have incurred losses in the past and may incur losses in the future.
Although we had income from mine operations of $36.2 million and $5.2 million for the years ended December 31, 2014 and 2013, respectively, we have incurred losses in the past. We may continue incurring losses or generating insufficient cash flows, such that the exploration and development of our other mineral properties will require commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of analyses and recommendations, the rate of operating profits or losses, the execution of any strategic agreements with third parties and our acquisition of additional property interests, many of which are beyond our control. We cannot assure you that we will achieve consistent profitability.
General economic conditions may adversely affect our growth and profitability.
The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, sovereign debt and government solvency conditions, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for our production and, conversely, inflationary pressures would impact our production costs;

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•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.
These factors could have a material adverse effect on our financial condition and results of operations.
Our investment in Pretium and other marketable securities may not be fully realizable.
Following the 2010 sale to Pretium of shares of our subsidiary which owned and operated the Snowfield and Brucejack properties, we retained a significant continuing ownership interest in Pretium, which is approximately 13.1% of Pretium’s issued and outstanding shares as at March 23, 2015. We have also received, as partial consideration for the sale of certain mineral properties, common shares or the contingent right to receive common shares of other companies. We will rely on the performance of these companies, the market performance of their common shares and the liquidity of the market for those shares, in order to realize the full value of our interest. This may reduce our ability to execute our strategy and fund planned exploration and development opportunities.
We may be subject to a 10% export duty on current and past production of silver concentrate from the Pirquitas mine.
We entered into the Fiscal Agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the DNA levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.
The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina (“AFIP”) filed an application with the Federal Court (Jujuy) to lift the Injunction, requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.
As of December 31, 2014, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continue to accrue export duties. At December 31, 2014, we have accrued a liability totaling $56.1 million, for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, is estimated to be in the range of $4 million to $6.5 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors, including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated financial statements.
We are subject to credit risk through our significant VAT receivables balance collectible primarily from the government of Argentina.
We are subject to credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. Due to legislative rules and a complex collection process, our VAT receivable balance in Argentina is classified as non-current until it is approved by the government; thereafter, it is reclassified to current as we have greater certainty of the ability to collect within twelve months. As of December 31, 2014, our non-current VAT receivables balance was $29.5 million. Even though we recovered $30.7 million of VAT receivables in 2014, VAT recovery in Argentina remains a highly regulated, complex and, at times, lengthy collection process.

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The sale of our concentrate and doré is subject to counterparty and market risks.
We have entered into supply arrangements to sell silver and zinc concentrate being produced at the Pirquitas mine and gold doré being produced at the Marigold mine. We cannot assure you that in the future, where necessary, we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our products, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our products. In addition, should any counterparty to any supply arrangement we may enter into not honor such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our products than intended in the spot market or we may not have a market for our products, and our future operating results may be materially adversely impacted as a result. Moreover, we cannot assure you that we will be able to renew any agreements we may enter into to sell concentrate or doré when such agreements expire, or that our concentrate or doré will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.
Our estimates of Mineral Reserves and Mineral Resources are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
There are numerous uncertainties inherent in estimating quantities of Mineral Reserves and grades of mineralization, including many factors beyond our control.
In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the Mineral Reserves and grades of mineralization on our properties. Until ore is actually mined and processed, Mineral Reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably.
Any material changes in Mineral Reserves estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our estimates of Mineral Reserves and Mineral Resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and other precious metals may render portions of our mineralization uneconomic and result in reduced reported Mineral Reserves.
Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, including estimates made in the Pirquitas Technical Report, the Marigold Technical Report and the technical reports for our projects, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

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We follow Canadian disclosure practices concerning our Mineral Reserves and Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.
Our mineral resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC reporting and disclosure requirements, as we report Mineral Resources in accordance with Canadian practices. These practices are different from the practices used to report Mineral Resources estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report Measured, Indicated and Inferred Mineral Resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and Mineral Resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.
Suitable infrastructure may not be available or damage to existing infrastructure may occur.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.
We are dependent on two mines for all of our commercial production, and we may be exposed to future development risks.
The Pirquitas mine and the Marigold mine are currently our only mineral properties in production. Any adverse condition affecting mining or processing conditions at the Pirquitas mine or the Marigold mine could have a material adverse effect on our financial performance and results of operations.
The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	securing long-term access agreements required to develop and operate a mine, including the surface rights required for the Pitarrilla project and the San Luis project;

•	the need to obtain and retain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities;

•	potential for labour unrest or other labour disturbances;

•	potential increases in cost structures due to changes in the cost of fuel, power, materials and supplies; and

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•	the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities.
The costs, timing and complexities of operating the Pirquitas mine and the Marigold mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. For example, in 2011 we produced less silver at the Pirquitas mine than anticipated because of lengthy production stoppages caused by mechanical problems that first affected our crushing capacity and then our milling. Accordingly, we cannot assure you that our activities will result in profitable mining operations at any of our mineral properties.
We may not have sufficient funds to fully develop our mineral properties or to complete further exploration and development programs.
Current operating cash flows are not sufficient to finance all our exploration programs, development of our mineral properties and corporate costs. In the future, our ability to continue our production, development and exploration activities, if any, will depend on our ability to generate sufficient operating cash flows from the Pirquitas mine and the Marigold mine, and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at the Pirquitas mine or the Marigold mine could severely impact our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.
The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our mineral properties.
We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.
Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any anticipated level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.
Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.
In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we cannot assure you that we will successfully acquire additional commercially mineable (or viable) mineral rights.

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We require further permits in order to conduct our current and future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.
Our current and anticipated future operations, including continued production at the Pirquitas mine and the Marigold mine, and further exploration, development and commencement of production on our other mineral properties, including the Pitarrilla project and the San Luis project, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.
We cannot assure you that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.
For example, on February 14, 2014, we were advised that SEMARNAT did not approve the EIA for the Pitarrilla open pit mine, primarily because sufficient water rights had not been secured. Our ability to secure water rights is currently limited due to a temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico. During 2014, activities at the Pitarrilla project were limited to surface rights acquisition, review of alternative development options and brownfields exploration activities on our land holdings adjacent to the project. Activities will continue to be restricted at the Pitarrilla project until a time at which a decision is made to proceed with the development and production of the Pitarrilla project.
We are dependent on our ability to recruit and retain qualified personnel, and we could be subject to potential labour unrest or other labour disturbances, including labour action by our unionized employees at the Pirquitas mine.
We compete with other mining companies to attract and retain key executives and skilled and experienced employees. We are dependent on the services of our key executives and other skilled and experienced personnel to focus on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to the size of our organization, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees required for the operation of the Pirquitas mine and the Marigold mine and our other activities may have a material adverse effect on our business and financial condition.
Production at the Pirquitas mine and the Marigold mine is dependent upon the efforts of our employees and our relations with them. In addition, relations with our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship with our employees may have a material adverse effect on our business, financial condition and results of operations. We could be subject to labour unrest or other labour disturbances, which could, while ongoing, have a material adverse effect on our business.
Non-management employees at the Pirquitas mine are unionized and subject to collective agreements. At the Pirquitas mine, the current collective bargaining agreement will continue in effect until March 31, 2015, and we are in the process of negotiating an extension to such agreement. However, this collective bargaining agreement may not prevent a strike or work stoppage at our operations in the future, and any such work stoppage could have a material adverse effect on our business. For example, in April 2014 we experienced a temporary work stoppage at the Pirquitas mine for 60 hours due to union activity. In addition, there can be no assurance that, when such agreement expires, there will not be any delays in the renewal process, that negotiations will not prove difficult or that we will be able to renegotiate the collective agreement on satisfactory terms, or at all. The renewal of the collective bargaining agreement could result in higher on-going labour costs, which could have a negative impact on our future cash flows, earnings, results of operations and financial condition.
We are subject to significant governmental regulations.
The operation of the Pirquitas mine and the Marigold mine, as well as our exploration and development activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

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•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	insurance restrictions;

•	import restrictions;

•	exchange controls;

•	capital controls;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety;

•	employee profit-sharing arrangements;

•	anti-corruption and anti-bribery statutes; and

•	historic and cultural preservation.
Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, cannot be accurately predicted and it is possible that these could cause us to incur additional expense, divert management time and attention from revenue generating activities or restrict or delay the exploration and development of our properties.
Our activities are subject to health, safety and environmental laws and regulations that may increase our costs and restrict our operations.
Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although we make provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge our future obligations for these costs. Violations of environmental, health and safety laws are subject to civil sanctions, and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental stewardship is one of our top priorities, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect our business, results of operations or financial condition.
Under certain environmental laws, we could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at our current, former and future properties, at nearby properties, or at other third party sites where our wastes may have migrated or been disposed. We could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

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The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.
Land reclamation and mine closure requirements for our mineral properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long-term effects of land disturbance. Such requirements may include requirements to control dispersion of potentially deleterious effluents, and reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation and mine closure obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.
Certain of our mineral properties have been subject to historic mining operations and certain of the mineral properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on our financial position and results of operations and may cause us to alter our operations.
Mining is inherently risky and subject to conditions and events beyond our control.
The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	community relations problems;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

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•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.
These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.
We are subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business, including the recent reassessment by the CRA.
In the normal course of business, we are subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which we operate and judgments as to their interpretation and application to our specific situation. Our business and operations of the business and operations of our subsidiaries is complex and we have, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as our interpretation of and compliance with relevant tax legislation and regulations. While our management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge our interpretation of the applicable tax legislation and regulations.
On January 27, 2015, we received a NOR from the CRA in the aggregate amount of approximately C$41.4 million plus interest of approximately C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the NOR and we plan on filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to appeal the reassessment, we have paid to the CRA the minimum payment amount of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR.
Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time, we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through appeals and, if necessary, the litigation process. If the CRA’s position is ultimately sustained, it would have a material impact on earnings and financial resources in the period that the matter is ultimately resolved.
We are subject to claims and legal proceedings that arise in the ordinary course of business.
We are subject to various claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.
For example, in the fourth quarter of 2013, Pretium and certain of Pretium’s officers and directors were named in class action lawsuits filed with the United States District Court for the Southern District of New York on behalf of investors of Pretium. We were also been named as a defendant in two of the actions. However, in the first quarter of 2014, a consolidated amended complaint was filed that did not include us as a defendant.

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We are subject to anti-corruption laws.
We are subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we may also be subject to the extra-territorial provisions of the Bribery Act 2010 (United Kingdom) which, in certain circumstances, can apply to offences committed outside of the United Kingdom by foreign companies. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Argentina, Peru, Mexico or any other jurisdiction in which we may conduct business, and we cannot assure you that our employees or other agents will not engage in such prohibited conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. We have an anti-corruption compliance policy and internal controls and procedures intended to address compliance and business integrity issues, and we train our employees on anti-bribery compliance on a global basis. However, despite careful establishment and implementation, we cannot assure you that these or other anti-bribery, anti-fraud or anti-corruption policies and procedures are or will be sufficient to protect against fraudulent and/or corrupt activity. In particular, we, in spite of our best efforts, may not always be able to prevent or detect corrupt or unethical practices by employees or third parties, such as subcontractors or joint venture partners, which may result in reputational damage, civil and/or criminal liability (under the Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act or any other relevant compliance, anti-bribery, anti-fraud or anti-corruption laws) being imposed on us.
We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of applicable regulations.
We document and test our internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”). SOX requires, among other things, an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with applicable regulations. Our failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with applicable regulations, including Section 404 of SOX.
We are subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could have an adverse effect on our stock price.

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We are subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the CSA, the Nasdaq Global Market (“Nasdaq”), the Toronto Stock Exchange (“TSX”), and the IASB. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws that have been enacted, making compliance more difficult and uncertain. For example, on December 16, 2014, the Canadian Extractive Sector Transparency Measures Act, which imposes significant annual reporting obligations regarding certain categories of payments made by Canadian resource extraction issuers to domestic and foreign governments, received royal assent and is expected to be brought into effect by April 1, 2015. Our efforts to comply with new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.
Greenhouse gases (“GHGs”) are emitted directly by our operations, as well as by external utilities from which we purchase power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which we operate. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalized by 2015. These, or future, measures could require us to reduce our direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply our operations. We could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. For example, Australia implemented a carbon trading scheme commencing in July 2012, with a fixed carbon price through July 2015. Other countries, including South Africa, Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, though the precise impact on our operations cannot yet be determined.
In addition, our operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.
Our interest in deferred consideration received from divestitures may not be fully realizable.
As partial consideration for our disposition of the San Agustín project in Mexico, we received deferred cash consideration, including $20 million due to be received on May 5, 2015. We also have a NSR royalty on sulphide ores processed from the San Agustín project. In addition, in connection with our disposition of the Challacollo project in Chile, we received as partial consideration the contingent right to receive additional common shares of Mandalay and an aggregate cash payment payable in installments (based on the average quarterly silver price), in each case dependent on the commencement of commercial production at the Challacollo project. We also have a NSR royalty on silver sales in excess of certain quantities from the Challacollo project. We are not able to provide any assurances that we will be able to realize the full value of these interests.
Our mineral properties may be subject to uncertain title.
We cannot assure you that title to our mineral properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain or economically obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our

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title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in us not being compensated for our prior expenditures relating to the property.
In addition, certain of our properties are located in areas that were and are inhabited by indigenous people. If historical artifacts or archaeological sites are discovered on or near our properties, we may be prohibited or restricted from developing or mining our mineral properties or be required to relocate or preserve such findings.
Our insurance coverage does not cover all of our potential losses, liabilities and damages related to our business and certain risks are uninsured and uninsurable.
Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all of the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.
Civil disobedience in certain of the countries where our mineral properties are located could adversely affect our business.
Acts of civil disobedience are common in certain of the countries where our properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. We cannot assure you that there will be no disruptions to site access in the future, which could adversely affect our business.
Some of our operations are subject to significant safety and security risks.
We currently conduct mining operations in Argentina and the United States, and have additional exploration projects in Mexico, Peru and other countries. As a result, we are exposed to various levels of safety and security risks which could result in injury, damage to property, work stoppages, or blockades of our mining operations. Some of our operations, including the Pitarrilla project, are also located in areas where Mexican drug cartels operate. Risks and uncertainties vary from region to region and include, but are not limited to, terrorism, hostage taking, local drug gang activities, military repression, labor unrest and war or civil unrest. Local opposition to mine development projects could arise and such opposition may be violent. If we were to experience resistance or unrest in connection with our operations at the Pirquitas mine, it could have a material adverse effect on our operations and profitability.
We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.
Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private

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parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.
Increased mining exploration, development and construction activity in recent years has increased demand for, and the cost of, exploration, development and construction services and equipment.
The relative strength of metal prices over the past several years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and the cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.
We face industry competition in the acquisition of mineral properties.
We compete with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater Mineral Reserves than us, for the acquisition of mineral claims, leases and other mineral interests.
Import restrictions on equipment or supplies could adversely affect our ability to operate our business.
We are dependent on various supplies and equipment to carry out our operations at the Pirquitas mine. The Argentine government has introduced measures requiring local sourcing of equipment and supplies wherever possible. The shortage or poor quality of supplies, equipment and parts as a result of such restrictions could have a material adverse effect on our ability to carry out operations and therefore limit production or increase the cost thereof.
We may be unable to complete and successfully integrate an announced acquisition.
We expect to continue to evaluate acquisition opportunities and pursue those opportunities we believe are in our long-term best interests. The success of our acquisitions will depend upon our ability to effectively manage the integration and operations of entities or properties we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that we will be able to successfully manage the integration and operations of businesses or properties we acquire or that the anticipated benefits of our acquisitions will be realized.
Some of our directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.
Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may

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miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.
We may be subject to information systems security threats.
We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
An event of default under our outstanding convertible notes may significantly reduce our liquidity and adversely affect our business.
Under the indenture governing our 2013 Notes, we have made various covenants to the trustees on behalf of the holders of such notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding 2013 Notes, plus any accrued and unpaid interest, if any.
If there is an event of default under the 2013 Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further our exploration and development activities.
RISKS RELATED TO OUR COMMON SHARES
Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.
We may sell additional equity securities (including through the sale of additional securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

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Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.
The market price of our common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. Since January 1, 2009, the closing trading price of our common shares on the Nasdaq has ranged from a low of US$3.92 per share to a high of US$35.94 per share and on the TSX has ranged from a low of C$4.46 per share to a high of C$34.17 per share. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases on developments at the Pirquitas mine, the Marigold mine and our other properties, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements”.
In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our common shares, regardless of our operating performance. The variables which are not directly related to our success and are, therefore, not within our control, include other developments that affect the market for mining company shares, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.
DIVIDENDS
We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.
DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of common shares, without par value, of which 80,754,434 common shares were issued and outstanding as at December 31, 2014. In addition, we had 2,377,065 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of C$12.68 per share, as at December 31, 2014. In 2013, we issued the 2013 Notes, which bear interest at 2.875% payable semi-annually in arrears on February 1 and August 1 of each year and are convertible by holders into our common shares.
COMMON SHARES
All of our common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of our common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.
In the event of our liquidation, dissolution or winding-up or other distribution of our assets, the holders of our common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by our Board of Directors. See “Dividends”.

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Any alteration of the rights attached to our common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.
In March 2012, we adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid. The Rights Plan has successive three-year terms and will expire at the close of our annual and special meeting of shareholders in 2015, unless it is reconfirmed by shareholders at such meeting or otherwise terminated in accordance with its terms prior to that time. A copy of the Rights Plan is available under our profile on the SEDAR website at www.sedar.com.
STOCK OPTIONS
Stock options to purchase our securities are granted to our employees on terms and conditions acceptable to the regulatory authorities in Canada. At our annual general meeting held on May 9, 2014, our shareholders approved an amended and restated stock option plan that reserves 6% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.
Under our stock option plan: (a) the maximum number of shares reserved for issuance under the plan is 6% of our issued and outstanding shares; (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares; (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution; (d) a stock option is exercisable during the lifetime of the optionee only by such optionee; (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the Board of Directors; and (f) the minimum exercise price for a stock option is equal to the greater of the (i) closing price of our shares on the TSX on the day preceding the date of grant, and (ii) volume weighted average trading price of our common shares on the TSX, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.
The number of stock options and the number of common shares subject to such stock options granted to officers and executives as a group and employees and consultants as a group are set out below as at December 31, 2014. The exercise price of the stock options is stated in Canadian dollars.

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Optionholders	Number of Options Outstanding	Exercise Price (C$)	Expiry Date
Officers and Executives	94,636 500,000 150,000 64,400 26,667 10,000 299,550 150,000 555,100 120,000 106,737 50,000	$15.41 $17.38 $17.47 $23.14 $23.57 $24.41 $12.99 $10.10 $7.37 $11.18 $7.26 $6.48	January 18, 2019 August 13, 2020 January 31, 2019 January 27, 2018 May 15, 2019 December 16, 2019 January 25, 2020 March 12, 2020 January 1, 2021 April 1, 2021 June 1, 2021 December 1, 2021
Other Employees and Consultants	3,834 6,500 10,000 20,000 15,000 10,000 37,500 20,000 73,000 54,141	$11.50 $24.41 $17.38 $28.78 $15.15 $11.68 $10.10 $9.50 $11.18 $7.26	December 11, 2018 December 16, 2019 August 13, 2020 March 9, 2018 March 17, 2019 May 16, 2019 March 12, 2020 September 1, 2020 April 1, 2020 June, 2, 2020
Total:	2,377,605
CONVERTIBLE NOTES
2.875% Convertible Senior Notes due 2033
In 2013, we issued the 2013 Notes pursuant to an indenture dated as of January 16, 2013 (the “Indenture”). The 2013 Notes bear interest at 2.875% payable semi-annually in arrears on February 1 and August 1 of each year and are convertible by holders into our common shares, based on an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes, at any time up to and including the second business day immediately preceding March 1, 2033, subject to earlier redemption or purchase.
We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. On or after that date but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of: (a) 100% of the principal amount of the 2013 Notes to be redeemed; (b) accrued and unpaid interest, if any, to, but excluding, the redemption date; and (c) a “make-whole premium”, payable in cash, equal to the present value of the remaining scheduled payments of interest that would have been made on the 2013 Notes to be redeemed had they remained outstanding until February 1, 2020.
On or after February 1, 2020, we may redeem the 2013 Notes, in whole or in part, for cash equal to 100% of the 2013 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Holders may require us to purchase all or a portion of their 2013 Notes on each of February 1, 2020, February 1, 2023, and February 1, 2028 for cash at a purchase price equal to 100% of the principal amount of the 2013 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

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In the event of a fundamental change (as defined in the Indenture), we are required to offer to purchase all of the outstanding 2013 Notes at a purchase price in cash equal to 100% of the principal amount of the 2013 Notes to be purchased, plus any accrued and unpaid interest, if any, to, but excluding, the purchase date.
The 2013 Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The 2013 Notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. The Indenture does not restrict us from incurring further indebtedness including secured indebtedness.
The Indenture requires us to comply with certain reporting and other non-financial covenants.
MARKET FOR SECURITIES
TRADING PRICE AND VOLUME
Our common shares are listed on the Nasdaq and the TSX under the trading symbols “SSRI” and “SSO,” respectively. The following table sets out the market price range and total trading volumes of our common shares on the Nasdaq and the TSX for the periods indicated.
Nasdaq Global Market

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)
2014	December	$5.98	$4.16	82,618,430
	November	$6.13	$3.92	55,555,272
	October	$6.26	$4.30	56,377,885
	September	$9.21	$6.04	39,562,849
	August	$10.11	$8.26	25,065,563
	July	$9.83	$8.41	32,506,049
	June	$9.08	$6.28	28,872,099
	May	$10.40	$6.38	24,645,079
	April	$11.17	$9.18	22,847,031
	March	$12.21	$9.61	49,326,803
	February	$10.99	$7.22	40,399,559
	January	$8.63	$7.03	32,848,845

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Toronto Stock Exchange

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2014	December	$6.85	$4.86	24,992,790
	November	$6.89	$4.46	16,277,291
	October	$7.00	$4.85	16,020,217
	September	$10.04	$6.77	8,727,028
	August	$11.05	$9.07	8,339,162
	July	$10.55	$8.89	11,402,430
	June	$9.75	$6.86	9,519,416
	May	$11.41	$6.93	6,890,942
	April	$12.17	$10.12	8,212,344
	March	$13.52	$10.64	11,228,511
	February	$12.17	$8.01	12,187,152
	January	$9.59	$7.39	8,622,643

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER
To our knowledge, none of our securities are held in escrow or subject to a contractual restriction on transfer as of the date of this Annual Information Form.
DIRECTORS AND EXECUTIVE OFFICERS
The names, positions or offices held with us, province/state and country of residence, and principal occupation of our directors and executive officers as at March 23, 2015 are set out below. In addition, the principal occupations of each of our directors and executive officers within the past five years are disclosed in their brief biographies.
As at March 23, 2015, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 216,757 of our common shares, representing less than one percent of our issued and outstanding common shares before giving effect to the exercise of options to purchase common shares held by such directors and executive officers.
The term of our directors expires at the annual general meeting of shareholders where they can be nominated for re‑election. The officers hold their office at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.
DIRECTORS
A.E. Michael Anglin – California, U.S.A. (Director since August 7, 2008; Independent)
Mr. Anglin is the Chair of our Safety and Sustainability Committee and a member of our Compensation Committee. During 2014, he also served as a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton Ltd. (“BHP Billiton”), most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

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Gustavo A. Herrero – Buenos Aires, Argentina (Director since January 8, 2013; Independent)
Mr. Herrero was appointed to our Board of Directors in January 2013, and is the Chair of our Corporate Governance and Nominating Committee and a member of our Audit and Compensation Committees. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina’s largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina’s leading paper and packaging manufacturer. Mr. Herrero serves on the Board of Directors of Zucamor S.A. in Buenos Aires, Argentina and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels, Belgium. He sits on the advisory boards of business schools in Brazil, Venezuela, Peru and Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.
Beverlee F. Park – British Columbia, Canada (Director since May 20, 2014; Independent)
Ms. Park has been a member of our Board of Directors since May 2014, and is a member of our Safety and Sustainability and Audit Committees. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is a CPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park spent 17 years with TimberWest Forest Corp. (“TimberWest”), most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming Chief Operating Officer, Ms. Park also held the positions of Executive Vice President and Chief Financial Officer at TimberWest, as well as President, Couverdon Real Estate (TimberWest’s land development division). Ms. Park also serves on the Boards of Teekay LNG Partners and InTransit BC.
Richard D. Paterson – California, U.S.A. (Director since August 7, 2008; Independent)
Mr. Paterson is the Chair of our Audit Committee and is our Audit Committee financial expert. He serves on our Corporate Governance and Nominating Committee and, during 2014, he also served as a member of our Safety and Sustainability Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.
Steven P. Reid – Alberta, Canada (Director since January 8, 2013; Independent)
Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 35 years of international business experience, including senior leadership roles in Mexico and South America. He held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and U.S.A. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated Limited and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA.

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John Smith – British Columbia, Canada (Director since August 6, 2010; Not Independent)
Mr. Smith is our President and Chief Executive Officer and a member of the Board of Directors. He has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and spent 18 years with BHP Billiton, including serving as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA from Aberdeen University (Distinction).
Peter W. Tomsett – British Columbia, Canada (Director since November 7, 2006; Independent)
Mr. Tomsett is the Chair of our Board of Directors and a member of our Corporate Governance and Nominating Committee. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., latterly serving as President and Chief Executive Officer until its acquisition by Barrick in 2006.
OFFICERS
Nadine Block – British Columbia, Canada
Ms. Block is our Vice President, Human Resources. She has over 20 years of experience as a human resources professional. Before joining Silver Standard, Ms. Block provided HR consulting services to various mining organizations as well as other industries, including specialty food and manufacturing. Prior to her HR consulting, Ms. Block was Vice President, Human Resources for Quadra FNX Mining, Vice President, Human Resources for Pan American Silver, and Senior Vice President, Human Resources for Finning International Inc. Ms. Block holds an MBA from McGill University and is a graduate of the University of British Columbia with a Bachelor of Arts in psychology.
W. John DeCooman – British Columbia, Canada
Mr. DeCooman is our Vice President, Business Development and Strategy. His experience prior to joining Silver Standard in 2009 includes over 15 years of mining project finance and advisory responsibilities at Candente Resource Corporation, Deutsche Bank, Alex Brown and Standard Bank, as well as corporate positions in finance, business development and exploration. Mr. DeCooman holds a Bachelor of Science degree from The Pennsylvania State University and a Master of Science degree from the Colorado School of Mines.
Jonathan Gilligan – British Columbia, Canada
Dr. Gilligan is our Vice President, Technical and Project Development and has 30 years’ experience in the mining industry. Prior to joining Silver Standard, Dr. Gilligan was Director and Principal Consultant of J M Gilligan Consulting Pty, Ltd. in Australia, providing strategic and technical mining-related professional services to the mining industry in the fields of exploration, resource development, capital project studies and mine operations evaluation. Previous to this, Dr. Gilligan held progressively senior roles with BHP Billiton including Vice President – Special Projects, Project Director – Mine Autonomy Project, Deputy Project Director – Olympic Dam Expansion, Manager Operations – Escondida Norte and Manager Geology – Escondida. Dr. Gilligan obtained his B.Sc. (Hons) in Geology from the University College London and his Ph.D. in Economic Geology from Southampton University.

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Gregory J. Martin – British Columbia, Canada
Mr. Martin has served as our Senior Vice President and Chief Financial Officer since January 2012. Before joining Silver Standard, Mr. Martin served as Vice President, Business Development and Treasurer for NovaGold Resources Inc. Prior to that, Mr. Martin held executive financial roles with Finning International Inc., Zincore Metals Inc. and Placer Dome Inc. Mr. Martin is a Certified Professional Accountant, holds an MBA from the University of Western Ontario’s Ivey School of Business and is a graduate of the University of British Columbia with a B.A.Sc. in Civil Engineering.
Alan N. Pangbourne – British Columbia, Canada
Mr. Pangbourne is our Senior Vice President, Projects. Before joining Silver Standard, Mr. Pangbourne was the Vice President Projects, South America, at Kinross Gold Corporation. Prior to this, he held a number of senior project and operating roles at BHP Billiton, including President and Chief Operating Officer of Cerro Matoso, BHP Billiton’s nickel business in Colombia. He was also the Projects Director for BHP Billiton’s Uranium Division, which includes the Olympic Dam Expansion, and Project Manager for BHP Billiton’s Spence copper project in Chile. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.
Kelly Stark-Anderson – British Columbia, Canada
Ms. Stark-Anderson is our Vice President, Legal and Corporate Affairs. She has over 20 years of experience as a lawyer. Before joining Silver Standard, she ran a law firm providing corporate secretarial, governance and securities compliance services to public, private and crown entities. Prior to starting her own firm, Ms. Stark-Anderson held progressively senior in-house counsel positions with the Spectra Energy group of companies. She also practiced law with Blake, Cassels & Graydon LLP in the firm’s Toronto, Calgary and Vancouver offices. Ms. Stark-Anderson obtained her Bachelor of Laws from the University of Toronto and a Bachelor of Arts, Honours Economics from the University of Calgary.
Except as described below, each of the individuals named above has been engaged for more than five years in his or her present principal occupation or organization in which he or she currently holds his or her principal occupation:

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Name of Director or Officer	Five-Year Employment History
Gustavo A. Herrero	Mr. Herrero was the Executive Director of the LARC for Harvard Business School until December 31, 2013 and currently serves on the Harvard Business School Latin American Advisory Board.
Beverlee F. Park
Prior to joining the Silver Standard Board of Directors, Ms. Park spent 17 years with TimberWest, most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming Chief Operating Officer, Ms. Park also held the positions of Executive Vice President and Chief Financial Officer at TimberWest, as well as President, Couverdon Real Estate (TimberWest’s land development division).

Steven P. Reid	Mr. Reid held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012.
John Smith	Mr. Smith spent the 18 years prior to joining Silver Standard in August 2010 with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia.
Nadine Block
Before joining Silver Standard, Ms. Block provided HR consulting services to various mining organizations as well as other industries. Prior to her HR consulting, Ms. Block was Vice President, Human Resources for Quadra FNX Mining.

Jonathan Gilligan
Prior to joining Silver Standard, Dr. Gilligan was Director and Principal Consultant of J M Gilligan Consulting Pty, Ltd. in Australia. Previous to this, Dr. Gilligan was Vice President – Special Projects at BHP Billiton.

Gregory J. Martin
Prior to joining Silver Standard in January 2012, Mr. Martin served as Vice President, Business Development and Treasurer for NovaGold Resources Inc. Prior to that, Mr. Martin held an executive financial role with Finning International Inc.

Alan N. Pangbourne
Prior to joining Silver Standard in February 2013, Mr. Pangbourne was the Vice President Projects, South America, at Kinross Gold Corporation. Prior to this, he held a number of senior project and operational roles at BHP Billiton, including President and Chief Operating Officer of Cerro Matoso, BHP Billiton’s nickel business in Colombia, and Projects Director for BHP Billiton’s Uranium Division, which includes the Olympic Dam Expansion.

Kelly Stark-Anderson
Prior to joining Silver Standard in January 2014, Mrs. Stark-Anderson ran a law firm providing corporate secretarial, governance and securities compliance services to public, private and crown entities.

STANDING COMMITTEES OF THE BOARD
There are currently four standing committees of our Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Safety and Sustainability Committee. The following table identifies the members of each of these committees:

BOARD COMMITTEE	COMMITTEE MEMBERS	STATUS
Audit Committee	Richard D. Paterson (Chair) Beverlee F. Park Gustavo A. Herrero	Independent Independent Independent
Compensation Committee	Steven P. Reid (Chair) A.E. Michael Anglin Gustavo A. Herrero	Independent Independent Independent
Corporate Governance and Nominating Committee	Gustavo A. Herrero (Chair) Richard D. Paterson Peter W. Tomsett	Independent Independent Independent
Safety and Sustainability Committee	A.E. Michael Anglin (Chair) Beverlee F. Park Steven P. Reid	Independent Independent Independent

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CODE OF ETHICS
We have adopted a “code of ethics” (as that term is defined in Form 40-F of the SEC), entitled the “Code of Business Conduct and Ethics” (the “Code of Conduct”), that applies to our principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on our website at www.silverstandard.com.
All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to our principal executive officer, principal financial officer or other senior financial officers performing similar functions, will be posted on our website.
CEASE TRADE ORDERS OR BANKRUPTCIES
No director or executive officer of Silver Standard is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Silver Standard), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsection (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.
Other than as disclosed below, no director or executive officer of Silver Standard, or a shareholder holding a sufficient number of our securities of Silver Standard to affect materially control of Silver Standard:

(a)
is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Silver Standard) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Paterson was a director of a private company, Propex Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in 2008.
Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015.

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PENALTIES OR SANCTIONS
No director or executive officer of Silver Standard, or a shareholder holding a sufficient number of our securities to affect materially the control of Silver Standard, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding Silver Standard.
CONFLICTS OF INTEREST
Certain of our directors and officers are directors or officers of other natural resource or mining related companies. These associations may give rise to conflicts of interest from time to time. We are not aware of any existing or potential conflicts of interest between Silver Standard or any of its subsidiaries and any of our directors or officers. If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with the BCBCA and the Code of Conduct. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.
AUDIT COMMITTEE
The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit-related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of our annual and quarterly financial statements and management’s discussion and analysis and our Annual Information Form. The full text of the Audit Committee Charter is attached hereto as Schedule “A”.
COMPOSITION OF THE AUDIT COMMITTEE
All members of the Audit Committee are independent and considered to be financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). The members of the Audit Committee are: Richard D. Paterson (Chair), Gustavo A. Herrero and Beverlee F. Park. Mr. Paterson is our Audit Committee financial expert. Ms. Park also qualifies as an Audit Committee financial expert.
For more information regarding relevant education and experience for Messrs. Paterson and Herrero and Ms. Park, see “Directors and Executive Officers”.
AUDIT COMMITTEE OVERSIGHT
At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our Board of Directors.
RELIANCE ON CERTAIN EXEMPTIONS
At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52‑110 (De Minimis Non‑audit Services) or an exemption from NI 52‑110, in whole or in part, granted under Part 8 of NI 52‑110.
PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee’s policy regarding the pre‑approval of non‑audit services to be provided to us by our independent auditors is that all such services shall be pre‑approved by the Audit Committee. The Audit Committee

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Charter allows the Audit Committee to delegate the pre-approval authority to a member of the Audit Committee. This pre-approval authority has been delegated to the Chair of the Audit Committee. Non‑audit services that are prohibited to be provided to us by our independent auditors may not be pre‑approved. In addition, prior to the granting of any pre‑approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non‑audit services performed by our auditors for the fiscal year ended December 31, 2014 have been pre‑approved by our Audit Committee or the Audit Committee Chair, and in such case all non-audit services so pre-approved are presented to the full Audit Committee at its next regularly scheduled meeting. No non‑audit services were approved pursuant to the de minimis exemption to the pre‑approval requirement.
EXTERNAL AUDITOR SERVICE FEES
The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2014	$557,187	$60,005	$324,867	--
2013	$485,078	$63,000	--	--
Notes:

(1)	The aggregate audit fees billed.

(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

(5)
All audit and non-audit services performed by the external auditor during our two most recently completed financial years were pre-approved by the Audit Committee or the Audit Committee Chair, as discussed under the heading “Pre-Approval Policies and Procedures” above.

LEGAL PROCEEDINGS
CRA REASSESSMENT
On January 27, 2015, we received a NOR from the CRA in the amount of approximately C$41.4 million plus interest of approximately C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the NOR and we plan on filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to appeal the reassessment, we have paid to the CRA the minimum payment amount of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR.
EXPORT DUTIES
We entered into the Fiscal Agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the DNA levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

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The Federal Court (Jujuy) granted the Injunction, pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, AFIP filed an application with the Federal Court (Jujuy) to lift the Injunction, requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.
As of December 31, 2014, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continue to accrue export duties. At December 31, 2014, we have accrued a liability totaling $56.1 million, for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, is estimated to be in the range of $4 million to $6.5 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors, including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated financial statements.
PRETIUM LAWSUIT
In the fourth quarter of 2013, Pretium and certain of Pretium’s officers and directors were named in class action lawsuits filed with the United States District Court for the Southern District of New York on behalf of investors of Pretium. We were also named as a defendant in two of the actions. However, in the first quarter of 2014, a consolidated amended complaint was filed that did not include us as a defendant.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2014, or before the last financial year but still in effect, are as follows:

1.	Shareholder Rights Plan Agreement dated March 9, 2012 between Silver Standard and Computershare Investor Services Inc.;

2.	the Indenture;

3.	the Purchase Agreement;

4.
Indemnity agreements made effective as of March 1, 2014 between Silver Standard and each of Gustavo A. Herrero, John Smith, A. E Michael Anglin, Peter W. Tomsett, Richard C. Campbell, Richard D. Paterson, Steven P. Reid, Alan N. Pangbourne, Andrew Sharp, Edward Kirwan, Gregory J. Martin, W. John DeCooman, Kelly Stark-Anderson and Bruce E. Huber;

5.	Indemnity agreement made effective as of May 20, 2014 between Silver Standard and Beverlee F. Park; and

6.	Indemnity agreements made effective as of August 6, 2014 between Silver Standard and each of Nadine J. Block and Jonathan Gilligan.

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Copies of the above material contracts are available under our profile on the SEDAR website at www.sedar.com.
INTERESTS OF EXPERTS
The following persons referred have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2014: Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., Trevor J. Yeomans, ACSM, P.Eng., James N. Carver, SME Registered Member, Karthik Rathnam, MAusIMM (CP), Thomas Rice, SME Registered Member, Warwick S. Board, P.Geo., and R. Bruce Kennedy, P.E.
None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or the property of any of our associates or affiliates. The foregoing persons held an interest in either less than 1% or none of our securities or the securities of any associate or affiliate of ours when they prepared the reports, the Mineral Reserves estimates and the Mineral Resources estimates referred to herein and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of our securities or the securities of any associate or affiliate of ours in connection with the preparation of such reports or estimates. Neither the aforementioned persons, other than Bruce Butcher, F. Carl Edmunds, Trevor J. Yeomans, James N. Carver, Karthik Rathnam and Thomas Rice (each of whom is a Silver Standard employee), nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.
PricewaterhouseCoopers LLP, Chartered Accountants, provided an auditor’s report dated February 19, 2015 in respect of our financial statements for the year ended December 31, 2014. PricewaterhouseCoopers LLP has advised us that they are independent with respect to Silver Standard in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.
ADDITIONAL INFORMATION
Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general and special meeting of shareholders held on May 13, 2015.
Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2014, which are available under our profile on the SEDAR website at www.sedar.com.
Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.
Dated March 24, 2015.

BY ORDER OF THE BOARD OF DIRECTORS “John Smith” John Smith President and Chief Executive Officer

SCHEDULE “A”
AUDIT COMMITTEE CHARTER
(updated November 2014)
A.    PURPOSE
The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, relating to:

(i)	the Company’s accounting and financial reporting process and systems of internal accounting and financial controls;

(ii)	the quality and integrity of the Company’s financial statements;

(iii)	the Company’s compliance with legal and regulatory requirements; and

(iv)	the independence and performance of the Company’s external auditor.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION

1.
The Board of Directors of the Company (the “Board”) shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.
The Committee shall consist of at least three members of the Board all of whom shall be independent in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission (the “SEC”), and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (“Securities Laws”), subject to any exemptions provided thereunder.

3.
All Committee members shall be financially literate as defined by Securities Laws and at least one member of the Committee shall be a “financial expert” as defined by the SEC, unless otherwise determined by the Board. The Chair of the Board shall be an ex-officio member of the Committee.

4.
If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	The Corporate Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

6.
The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair and may also meet at any other time or times on the call of the Chair, the external auditor or any two of the other Committee members.

7.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

8.
The external auditors or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to the external auditor or such Directors, and may participate in such meeting.

9.
Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.
The Chair shall develop the Committee's agenda, in consultation with the other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

11.
At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditor shall receive notice of and have the right to attend all meetings of the Committee.

12.
The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.
The external auditor shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditor shall report to the Committee and is ultimately accountable to the Board and the Committee.

14.	The Committee, through its Chair, may contact directly the external auditor, the internal auditor, if any, and any employee of the Company as it deems necessary.

15.
In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

16.
The Committee shall annually assess its performance and review this charter and the calendar of activities, attached as Appendix A, and to submit any recommended changes thereto for approval by the Board of Directors.

C.    OUTSIDE CONSULTANTS AND ADVISORS
The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.
D.    ROLES AND RESPONSIBILITIES
The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.
The Committee shall carry out the duties set forth below for the Company, major subsidiary undertakings and the group as a whole, as appropriate. The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness, and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.	Overall Duties and Responsibilities
The overall duties and responsibilities of the Committee shall be as follows:

a)
to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

b)
to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;

c)	to oversee the work of and to establish and maintain a direct line of communication with the Company’s external auditor and internal auditor (if any) and assess their performance;

d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	Public Filings, Policies and Procedures
The Committee is charged with the responsibility to:

a)	review and approve for recommendation to the Board:

i)
the annual audited financial statements, with the report of the external auditors, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

ii)	the interim unaudited financial statements, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

iii)	financial information in earnings press releases;

iv)	the annual information form;

v)	prospectuses; and

vi)	financial information in other public reports and public filings requiring approval by the Board;

b)
ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

c)
review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls;

d)	review with management and the external auditor:

i)	significant variances in actual financial results for the applicable period from budgeted or projected results;

ii)	any actual or proposed changes in accounting or financial reporting practices;

iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;

iv)	any actual or potential breaches of debt covenants;

v)	the consistency of, and any changes to, accounting policies both on a year to year basis and across the Company;

vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

vii)	the presentation and impact of significant risks and uncertainties;

viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;

ix)
any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

x)
any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

xi)	all material information presented in Management’s Discussion and Analysis;

xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

xiii)	with the external auditor any fraud, illegal acts, deficiencies in internal controls or other similar issues; and

xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

e)
review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.	Internal Controls, Risk Management and Compliance
The duties and responsibilities of the Committee as they relate to the internal controls, risk management and compliance are to:

a)
evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;

b)
review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

c)	receive a report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

d)
receive a report on the annual policy attestation process for, and review exceptions, if any, under the Company’s Code of Business Conduct, Anti-Corruption Policy, Disclosure Policy, Whistleblower Policy and Insider Trading Policy;

e)	review any issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;

f)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditor have been implemented;

g)	review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

h)
review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the auditor have been implemented by management;

i)
be responsible for the Company risk management processes including (a) reviewing the Company’s risk register and Enterprise Risk Management Framework; (b) receiving reports from management and other Board committees, including without limitation the Safety and Sustainability Committee, on the identification, assessment and management of risks; and (c) reviewing major risk exposures and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures;

j)
review and recommend for approval by the Board the appointment of the Chief Financial Officer and review the appointment of any other key financial executives involved in the financial reporting process;

k)	establish procedures for:

i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
and review any such complaints and concerns received and the investigation and resolution thereof, including without limitation the review of all complaints and concerns of any nature under the Whistleblower Policy;

l)	review and approve related party transactions.

4.	External Auditor
The duties and responsibilities of the Committee as they relate to the external auditor shall be as follows:

a)
to consider and make recommendations to the Board, to be put to shareholders for approval at the annual meeting of shareholders, in relation to the appointment, re-appointment or removal of the Company’s external auditor;

b)
to oversee the selection process for a new auditor if required and if an auditor resigns the Committee shall investigate the issues leading to such resignation and decide whether any action is required;

c)	to oversee the relationship with the external auditor, including, without limitation:

i)
to recommend to the Board for approval the engagement of the external auditor for interim reviews and the remuneration for the audit and interim reviews and to assess whether fees for audit or non-audit services are appropriate to enable an adequate audit to be conducted;

ii)	to review the terms of engagement for the external auditor and review any engagement letter issued at the start of each audit and the scope of the audit;

iii)
to assess annually the independence and objectivity of the external auditor taking into account relevant professional and regulatory requirements and the relationship with the auditor as a whole, including the provision of any non-audit services, which assessment shall include receipt of a report from the external auditor delineating all relationships between the auditor and the Company;

iv)
to assess annually the qualifications, expertise and resources of the external auditor and the effectiveness of the audit process which shall include a report from the external auditor on its own internal quality procedures;

v)
to satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business);

vi)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

vii)
to monitor the external auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and

d)	to review with the external auditor, upon completion of the audit and interim reviews:

i)	contents of the report;

ii)	scope and quality of the audit work performed;

iii)	adequacy of the Company’s financial and auditing personnel;

iv)	co-operation received from the Company’s personnel during the audit;

v)	internal resources used;

vi)	significant transactions outside of the normal business of the Company;

vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

ix)	the non-audit services provided by the external auditor;

x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

xi)	the management letter and management’s response to the external auditor’s findings and recommendations;
and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

e)
to implement structures and procedures to ensure that the Committee meets with the external auditor on a regular basis in the absence of management in order to review any difficulties encountered in carrying out the audit and to resolve disagreements between the external auditor and management; and

f)	to pre-approve the retention of the external auditor for any non-audit service and the fee for such service.
The Committee may satisfy the pre-approval requirement in subsection (f) if:

i)
the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its external auditor during the fiscal year in which the services are provided;

ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii)
the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.
For greater certainty, the external auditor shall report directly and be responsible to the Audit Committee.